Exhibit 99.1

Aracruz Celulose S.A. and Subsidiaries

Financial Statements as of

December 31, 2005 and 2004

and Report of Independent Accountants

Convenience Translation into English of original previously issued in Portuguese

Aracruz Celulose S.A. and Subsidiaries

REPORT OF MANAGEMENT

REPORT OF INDEPENDENT ACCOUNTANTS

(Convenience Translation into English of original previously issued in Portuguese)

To the Directors and Stockholders’ of

Aracruz Celulose S.A.

Aracruz – ES

1.

We have audited the accompanying individual (Company) and consolidated balance sheets of Aracruz Celulose S.A. and subsidiaries as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders’ equity (Company) and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2.

Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work taking into consideration the significance of the balances, volume of transactions and the accounting and internal control systems of the company and subsidiaries; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position, both individual and consolidated, of Aracruz Celulose S.A. and subsidiaries as of December 31, 2005 and 2004, and the results of its operations, the changes in stockholders’ equity (Company) and the changes in its financial position for the years then ended, in conformity with Brazilian accounting practices.

4.

Our audits were conducted for the purpose of issuing an opinion on the financial statements referred to in the first paragraph, taken as a whole. The accompanying statements of cash flow and of value added for the years ended December 31, 2005 and 2004, presented in order to provide supplemental information, both individual and consolidated, on Aracruz Celulose S.A. and subsidiaries, are not a required part of the basic financial statements. The statement of cash flows and of value added were subjected to the auditing procedures described in the second paragraph above and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

5.	The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, January 10, 2006

Original signed by:

DELOITTE TOUCHE TOHMATSU	Celso de Almeida Moraes
Independent Auditors	Accountant
CRC-SP 011609/O-S-ES	CRC-SP 124669/O-S-ES

Aracruz Celulose S.A. and Subsidiaries

REPORT OF MANAGEMENT

EXECUTIVE SUMMARY

Aracruz Celulose reports its performance for the year from the standpoint of four key perspectives that reflect its strategy for growth and productivity. CREATION OF VALUE – what we have done to increase the value of the Company and ensure that it is a worthwhile investment for our stockholders on a sustainable basis. CUSTOMER SATISFACTION – the initiatives we have taken to anticipate, meet and exceed the needs of our customers. INTERNAL PROCESSES – what we have done to increase the efficiency of our internal processes and enhance the quality of the products and services we offer. TRAINING & DEVELOPMENT – the people who account for the success of Aracruz Celulose, the programs carried out to ensure our favorable internal climate and provide support for them to carry out their activities to the fullest extent of their talents, and the initiatives undertaken to enhance our relationship with society at large, in line with our social and environmental commitments.

Creation of Value

•	Global scenario

The Brazilian economy performed below expectations in 2005, with growth of approximately 2.5%, half that achieved the previous year. Despite the good results in terms of the nation’s balance of trade, the appreciation of the Brazilian Real in relation to the U.S. Dollar negatively affected the results of export industries.

The international scenario remained favorable, although less positive than in 2004 and growth of the world economy held steady (4.3%). The volume of international trade grew by 7%, with non-petroleum commodities growing less than half of what they did the previous year (8.6% for 2005 versus 18.5% in 2004).

The average price for eucalyptus pulp in 2005 was US$ 594/t (list price), around 12% above the previous year, though prices actually declined when converted into Reais.

Contrasting with the positive external environment, two key factors determined the weak domestic performance: the government’s monetary policy and the political crisis. In the former case, interest rates were kept high in order to contain the acceleration of the inflation that began to be noticed in the third quarter of 2004. The political crisis affected the confidence of consumers and business executives in light of the risk ofchanges in economic policy, mainly regarding fiscal austerity. Its most negative effect, however, was the stoppage in Congress of discussions regarding the fundamental reforms required to make new investments feasible and for sustained economic growth to pick up steam again.

•	Results for 2005

The start-up of activities at Veracel, a joint venture with the Stora Enso Group, was one of the principal factors that contributed to the increase in pulp sales volumes and the resulting rise in net income and cash generation (EBITDA), supporting growing and sustainable remuneration for our stockholders in the form of dividends and interest on capital and making it feasible for the Company to carry out its growth plans.

Our EBITDA (adjusted by other entries of a mere accounting nature, with no cash impact) was R$ 1,626 million, 7% below the amount of R$ 1,752 million achieved in 2004. The EBITDA margin of 49% reflects the competitive advantage the Company enjoys due to the fact that it is one of the lowest cost producers in the world pulp industry.

Aracruz Celulose S.A. and Subsidiaries

REPORT OF MANAGEMENT

Consolidated net income reached the record mark of R$ 1,163 million, according to Brazilian corporate legislation, a healthy rise of 9% in relation to the previous year.

The main variations in the results comparing the two years have been as follows:

R$ million
Lower sales price for pulp denominated in Reais	(370)
Greater pulp sales volume	151
Effect of price on costs	73
Increase in net financial revenues, including monetary and exchange variations	209
Lower provision for Income Tax (IRPJ) and Social Contribution (CSLL)	78
Increased amortization of goodwill	(56)
Others	9

The average list price for pulp was R$ 1,438/t in 2005, compared with R$ 1,553/t in the previous year, in that the increase thereof in dollars (US$ 594/t – 2005; US$ 531/t – 2004) was lower than the effect of devaluation of the US currency.

Net operating revenues wound up the year at R$ 3,332 million, R$ 79 million less than in 2004, largely due to the lower sales price for pulp denominated in Reais (R$ 370 million) and lower sales of sawed wood (R$ 25 million), partially offset by the higher sales volume of pulp (R$ 315 million), due chiefly to the start-up of Veracel operations in May 2005, besides higher paper sales (R$ 1 million).

The cost of pulp sold was R$ 668/t, compared with R$ 695/t in 2004. The production cost per ton was R$ 553/t, compared with R$ 583/t in 2004 (down 5%). By the same token, the cash cost of production was R$ 403/t, 9% lower than the R$ 443/t posted the previous year. The drop in production costs is associated largely with the effects of the appreciation of the Real (in relation to the dollar) on the costs denominated in that foreign currency.

Operating expenses, prior to financial expenses and revenues and exchange variations, totaled R$ 431 million, compared with R$ 401 million in 2004. The rise of 7% was mainly due to higher expenses of R$ 56 million in amortization of the goodwill on the purchase of Riocell, higher expenses of R$ 15 million on fines for tax contingencies, offset by R$ 51 million in lower expenses on the provision for the State Value-Added Tax on Circulation of Goods and Services (ICMS).

Net financial revenues, including monetary and exchange variations, totaled R$ 271 million, compared with R$ 62 million the previous year. The difference mainly reflects the effect of appreciation of the Brazilian currency on assets and liabilities denominated in U.S. Dollars (increased revenues to the tune of R$ 147 million, as shown in the table below), a drop of R$ 75 million in charges on net debt, and lower expenses (down R$ 22 million) on the Social Integration Program (PIS) and Social Finance Contribution (Cofins) on exchange variations, offset by higher expenses on interest, according to the Selic, rate on tax contingencies (R$ 39 million).

Aracruz Celulose S.A. and Subsidiaries

REPORT OF MANAGEMENT

R$ million	Dec/2005	Dec/2004
Monetary and exchange variations
Cash and cash equivalents	(60)	2
Accounts receivable	61	22
Financing – Short-term	(97)	(19)
Financing – Long-term	(297)	(262)
Other	(9)	2
Total	(402)	(255)

Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) for 2005 totaled R$ 133 million, compared with R$ 211 million the previous year.

Net debt, represented by gross debt less cash and cash equivalents, in the amount of R$ 2.7 billion, wound up the year 12% lower in relation to the balance of R$ 3.1 billion recorded as of December 31, 2004.

•	Dividends

Distribution of interest on capital invested in 2005 was R$ 321 million. At the next Annual General Meeting (AGM) of Stockholders, Management will be proposing distribution of dividends in the amount of R$ 150 million, based on 2005 results, to complement the interest already paid on capital. If approved, total distribution will represent an increase of 15% in relation to 2004. The graph below breaks down amounts paid out to stockholders since the year 2000:

Dividends/Interest on Capital Invested Paid Out per Year

(Gross Amount in R$ / Class B Preferred Registered Shares)

(Proposed by Management)

•	Opinions of the Fiscal Council and Audit Committee

At meetings held January 10, 2006, the Company’s Fiscal Council and Audit Committee examined and approved the audited Financial Statements for the year ended December 31, 2005, as well as the proposal for distribution and payment of dividends that will be submitted to the AGM by Management.

Aracruz Celulose S.A. and Subsidiaries

REPORT OF MANAGEMENT

•	Risk management

Within the scope of its plan for sustainable development and by way of complementing the risk management already in place at the Company, in 2005 Aracruz initiated a process of structuring its corporate risk management so it can be used as a nimble and effective tool in decision-making processes. This will make it viable to develop the best possible corporate governance practices, ensure integrated treatment of multiple risks (risk portfolio) and provide inputs for the other cycles of strategic management.

The scope of the first stage of this exercise was defining and introducing to the Company the methodology to be used in corporate risk management for valuation of probabilities and impacts of risks, both financial and intangible, on Aracruz’s capital.

Operating Risks: the process of controlling environmental licenses and regulations has been automated, providing for mitigation of the risks related to non-compliance with regulations avoiding loss of licenses.

Financial Risks: the exchange impact on the Company’s cash flow is mainly minimized through transactions involving financial derivatives.

Aracruz seeks to maximize efficiency in management of its financial assets and liabilities, with a view to obtaining reduction of is long-term capital cost, though constantly preserving adequate levels of liquidity and security. Clear vindication of this concern was the ratification of the Company’s investment grade rating in local currency during 2005 by three of the world’s leading rating agencies — Fitch, Moody's and Standard & Poor (S&P) — as well as the upgrading of its risk classification in foreign currency by S&P, also ranked as investment grade. This means that the Company’s credit is qualified as a moderate risk, without speculative elements, a ranking that is equivalent to the world‘s largest pulp companies.

Management of financial assets and liabilities is pursuant to a Financial Policy, approved in 2005 by the Aracruz Board of Directors, that establishes specific criteria and indicators for managing liquidity, market and credit risks on hedging, arbitrage and opportunity operations. The Financial Policy further determines security risks for such operations based on best governance practices.

For 2006 the following risk management actions are planned:

•	Evaluation of the intangible impact of risks.
•	Preparation of a consolidated risk matrix for the Barra do Riacho and Guaíba units in the period 2006-2007.
•

Preparation of a formal risk management policy and integration thereof with related processes, such as compliance with the Sarbanes & Oxley Act, ISO (International Organization for Standardization) and the Aracruz Management Program.

•	Dissemination of a corporate risk management culture that will permeate throughout the entire executive group.

•	Strategy

The actions taken in 2005 reinforce the strategy adopted by Aracruz in recent years, with continuity of investments that have allowed it to conquer increased shares of the international market for short-fiber pulpwood.

Aracruz Celulose S.A. and Subsidiaries

REPORT OF MANAGEMENT

The efforts undertaken in the striving for operational excellence in the Company’s forestry and industrial activities, coupled with “executive citizenship” actions, are aimed at creating conditions for Aracruz to continue its sustainable growth trajectory in the years ahead.

Aracruz’s strategy is focused on two main fronts: growth and operational excellence, with the overriding objective being maximization of value for stockholders.

To such end, the following objectives are highlighted:

•	Customers: Meet present demand and seek continuous growth, long-term relationships and differentiation through joint development of products and services, among other approaches;

•	Financial Results: Maximize margins, minimize costs, meet market requirements, maximize return on investments (ROI), and assure profitability and sustainability on a long-term basis;

•

Internal Processes: Assure efficiency in financial management, ensure supply of wood, maximize utilization of industrial units, meet market requirements, make pulp logistic solutions available, minimize tax burden but respect legal parameters, among other aspects, constantly striving to maximize cost/benefit ratio;

•

Apprenticeship and Growth: Seek to line people up with strategy, maintain a stimulating climate and environment, seek effectiveness in relationships with interested parties, try out and implement technological solutions, among other aspects.

These objectives are broken down into indicators, targets and initiatives aiming to ensure implementation of the established strategy, as well as serve as the basis for decisions as to future investments, thus assuring the competitive differentials achieved.

The average growth in production capacity posted by Aracruz since 1995 - 10% per year – is reflected in the creation of value for stockholders and establishment and maintenance of long-term relationships with customers, suppliers, collaborators and other interested parties, demonstrating the correctness of the strategy outlined and success in its implementation.

This consistent growth in output has translated into the rise in the Company’s value (net debt + stock value in US$ x number of shares) at a rate of 10% p.a. in the same period, from US$ 2.0 billion in Dec./1995 to US$ 5.3 billion in Dec./2005.

•	Plan to achieve sustainability

The business of Aracruz is intrinsically linked to the issue of sustainability. From an environmental standpoint, continuity of the enterprise depends on natural resources such as wood, soil and water and, from the social angle, relationships with numerous interested parties. All are crucial to the Company’s growth strategy.

In this context, Aracruz has continued with the Strategic Sustainability Plan initiated in 2004. This plan is aimed at ensuring the best possible structural approach to this issue. Since then, an initial diagnostic has been conducted and concrete links have been established between sustainability and the Company’s business case. The aspects of corporate governance and engagement with interested parties were identified as priorities and some actions were carried out already in 2005.

Aracruz Celulose S.A. and Subsidiaries

REPORT OF MANAGEMENT

•	Corporate governance

Aracruz has conducted its activities according to the best practices in terms of corporate governance and in line with the principles of transparency, sustainable growth and independence of Management.

Over the course of 2005, measures were adopted to provide more structured performance of the various Management bodies in issues related to sustainability, highlighted by:

•	Drawing up Bylaws for the Board of Directors and for each one of its Advisory Committees, so as to enhance the effectiveness of their performance.
•

Documenting the Company’s normative structure, with the preparation of a proposal for enhancement that seeks to organize and integrate the mission, values, principles, codes, policies and internal norms, converging them fuse towards the overriding objectivity of sustainability. This proposal is in the phase of being approved and should be implemented in 2006.

•	Mapping the various Company processes to evaluate the existing risks and the steps required to be fully compliant with the Sarbanes-Oxley Act.
•	Obtaining approval of the Company’s Financial Policy by the Board of Directors.

Work was begun on implementing a tool that will permit monitoring of access profiles to the SAP-R/3 (the system that permits unification, integration and maximization of processes and operations), with a view to detecting accumulation of high-risk functions so that they can be segregated. For 2006 new enhancements are slated in the existing systems, as is implementation of a corporate-wide risk and control management tool.

We concluded an undertaking to qualify suppliers whereby 65 service providers were evaluated with respect to the economic, social and environmental aspects of their activities. This process sought to intensify the formal commitments to social and environmental responsibility of our suppliers.

In 2005 we continued the work begun in 2003 to meet the requirements of Section 404 of the Sarbanes-Oxley (SOX) Act passed into law by the US Congress in 2002 and applicable to non-US companies listed on the New York Stock Exchange. Such compliance is likewise advisable for companies with Level 1 Corporate Governance listed on the São Paulo Stock Exchange. The exceptions detected in the risk mapping process mentioned above are being solved by implementing new controls and revising certain procedures. By the end of 2006 the target is to obtain unqualified certification by external auditors regarding the effectiveness of the internal controls attested by Company Management.

Over the course of 2005, adjustments were also made to the Audit Committee aiming to adapt it to SOX requirements and a specialist in both Brazilian and US generally accepted accounting principles (Brazil GAAP and USGAAP), as well in finance, has been appointed to oversee this task, which includes adjusting certain aspects concerning the independence of committee members.

Aracruz Celulose S.A. and Subsidiaries

REPORT OF MANAGEMENT

Services provided by Deloitte Touche Tohmatsu Auditores Independentes, as established by Article 2 of Brazilian Securities Commission (CVM) Instruction No. 381/03.

Date services engaged	Duration	Nature of services	Total fees (R$)	% in relation to audit fees
April 2005	12 months	Audit	626,455.00
April 2005	12 months	Auto Control Management Certification	97,403.00	15%
May 2005	4 months	Review of 2005 Income Tax Return (DIPJ)	14,105.00	2%
Sundry		Technical analyses and tax reviews	68,121.00	11%

Procedures adopted by the Company, pursuant to Item III, Article 2 of CVM Instruction No. 381/03:

The Company adopts a formal procedure whereby, prior to engaging professional services other than those related to external auditing, it consults its Independent Auditors in the sense of assuring that their performance of such other services does not affect their independence and objectivity required to carry out the independent auditing duties, as well as to obtain the appropriate approval from the audit committee.

Aracruz Celulose S.A. and Subsidiaries

REPORT OF MANAGEMENT

Summary of the justification submitted by Independent Auditors - Deloitte Touche Tohmatsu, as per Item IV, Article 2 of CVM Instruction No. 381/03:

The performance of the other professional services not related to the external audit, as de-scribed above, does not affect either our independence or our objectivity in conducting the external audit exams performed for the Company and its subsidiaries.

The policy of involvement with the Entity in performance of services not related to external auditing is based on principles that preserve the independence of the independent auditor, among them: (a) the auditors should not examine their own work, (b) the auditors should not carry out management functions at Entities where they perform external audit work, and (c) the independent auditor should not promote the interests of the Entity audited, which did not occur in the performance of the cited services.

Investments

Capital investments made by Aracruz in 2005 totaled R$ 663 million, with funds being allocated to the following projects:

R$ million
Purchase of lands and forests	6
Tree farming (forest area)	158
Industrial investments	98
Other forest investments	9
Veracel investment	304
Optimization of Guaíba Unit	60
Sundry projects	23
Sub-total	658
Investments in affiliated companies	5
Total	663

Modernization at Guaíba

Investments were made to modernize the Guaíba Unit in the Southern Brazilian State of Rio Grande do Sul, increasing the plant’s installed capacity to 430 thousand tons per year of bleached eucalyptus pulp.

The investments in the industrial process generated improvements in the areas for washing, purification, bleaching, drying and application of caustic soda, as well as in the de-mineralization plant and wood yard. New tables for unloading wood were installed so as to permit transportation of logs by trucks in a lengthwise direction, providing greater safety on local highways.

In the forestry sector, investments allowed for expansion of approximately 12 thousand hectares of lands (8,700 hectares of which are forested), renovation of plantings and implementation of a new nursery in Horto da Barba Negra, in Barra do Ribeiro.

Veracel

The Veracel Unit started up operations this past year, turning out its first bale of pulp on May 22, after 17 months of construction work, the peak phase of which involved no less than 12 thousand workers.

Aracruz Celulose S.A. and Subsidiaries

REPORT OF MANAGEMENT

In November, the plant completed 30 consecutive days producing the average output for which it was designed (2,543 tons of bleached eucalyptus pulp per day), thus achieving full operational capacity and conclusion of the so-called “learning curve" in world-record-setting time among industries of the same scale. In a processing industry, the learning curve represents the period in which operational tests are conducted in real time, adjustments are carried out and any adjustments required in equipment and installations are made and the plant is made ready to operate continuously at its projected pace. In the case of Veracel, this process was concluded just 174 days after start-up of operations, whereas the normal period for a plant of this size would be a full year.

The Unit has rated capacity to turn out 900 thousand tons of bleached eucalyptus pulp per year and its production will be sold entirely to each of its parent companies, Aracruz Celulose and Stora Enso, in proportion to their shares in the Company (50% each). In 2005, production for the year totaled 468 thousand tons of pulp, of which 234 thousand tons were shipped to Aracruz.

Portocel

Starting in the first quarter of 2006, the specialized terminal Portocel will receive investment outlays of US$ 30 million in order to expand its pulp export handling capacity. In the year 2005, the terminal handled 4 million tons of this product, which came from Aracruz, Veracel and Cenibra. With the investments scheduled, the terminal should be handling 6 million tons as from 2008, and already in 2006 it will begin providing services to Suzano Bahia Sul as well.

•	Intangible assets

Aracruz’s operational policy has been to continually strive to maintain consistent relationships with all interested parties in its activities. Over the years, it has grown by leaps and bounds and this economic result is directly associated to the positive perception that customers, suppliers, investors, communities, representatives of civil society and the Company’s own employees have of it.

Intangible assets are precisely those that are empirically perceived by the various sectors of the public as being those that generate — or have the potential to generate — economic gains for the Company, strengthening its competitiveness. Included among them are the strength of our corporate trademark, the attractiveness of Aracruz Celulose in terms of forming strategic alliances, the level of qualification and motivation of its personnel and the processes that it uses on an exclusive basis.

Since 2004, Aracruz has been reinforcing the orientation of its activities towards sustainability of the enterprise, which presupposes consistency and transparency in its administrative, economic, social and environmental spheres.

In 2005, the Company obtained recognition of such efforts from two important sources. In September, it joined the select list of the Dow Jones Sustainability Index for the World (DJSI World) 2006, which puts the spotlight on the best practices in terms of corporate sustainability all over the world. Aracruz was also selected as one of the few companies to be included on the Business Sustainability Index (ISE), inaugurated on December 1 by the São Paulo Stock Exchange. The ISE is made up of a portfolio featuring the shares of 28 companies recognized for their commitment to social responsibility and business sustainability. The criteria evaluated for being included on both indices involve, among other aspects, matters related to corporate governance, environmental management and relationships with interested parties.

Aracruz Celulose S.A. and Subsidiaries

REPORT OF MANAGEMENT

Customer Satisfaction

We maintained our focus on strengthening long-term relationships with our clients in the main consumer centers; with one of the reflexes of this positioning being the consistent increase in our share of the world market for short-fiber eucalyptus pulp.

In 2005 we continued important projects, in line with our strategy of intensifying integration with our commercial partners, seeking to add value for them all along the production chain with high standards of quality and maximum cost efficiency.

Furthermore, investments continue to be made in the quality and productivity of the forestry and industrial areas, underscored by the entry into operation of the Veracel Unit, which will permit us to increase by 450 tons per year the volume sold by Aracruz, by way of support for the growth strategies of our customers.

Aracruz Celulose S.A. and Subsidiaries

REPORT OF MANAGEMENT

•	Logistic efficiency

Around US$ 350 thousand has been invested in continuity of the project for electronic integration with our logistic customers and suppliers, which has permitted a boost in the levels of efficiency and security in exchange of information, thus improving the services provided to customers.

With the start-up of the Veracel plant, coastal navigation got underway between the terminal located in Belmonte, State of Bahia (BA), and Portocel, State of Espírito Santo (ES). This project – a first in Brazil – is being carried out in partnership with the navigation company Norsul. Besides the economic and social benefits, the operation has allowed a marked reduction in the use of highway transportation for hauling wood, with gains in terms of efficiency and safety.

Development continued on the first phase of the system for automation / optimization of logistic chain management. By the time the project is concluded (scheduled for 2007), all outbound logistic planning will have been automated, all the way from projecting demand to programming production.

•	Relationship management

In 2005 Aracruz began implementation of a relationship tool with its customers over the Internet, which will permit enhanced and faster exchange of information. At the end of this past year, the system was already in the approval stage and it is expected that it will be in operation at the beginning of 2006.

Internal Processes

•	Wood supply

Starting in 2006, Aracruz will once again become self-sufficient in relation to its principal raw material, considering in this computation the wood coming from its own tree farms and those from timber tracts under the partnerships we maintain within the scope of the Forest Producer Program. At the end of 2005, the Company held 260.8 thousand hectares of its own stands of eucalyptus at various growth stages and 139.2 thousand hectares of native reserves in the four states where it carries out its forestry operations — Espírito Santo (ES) and Minas Gerais (MG) in the Southeast, Bahia (BA) in the Northeast and Rio Grande do Sul (RS) in the South.

During the past year, Aracruz Celulose expanded the base of its own tree farms to the tune of 2 thousand hectares at the Barra do Riacho Unit (ES and BA) and 6 thousand hectares at the Guaíba Unit (RS). Expansion of another 23 thousand hectares was achieved at these two units by means of renovation or replanting.

Worthy of highlighting is the process for integration of forest management, encompassing the planning systems of the Barra do Riacho and Guaíba, which permitted optimization of the forest resources at both operations. This integrated approach contributes to assuring wood supply and conducting appropriate analyses as regards the viability, in forest terms, of new industrial units.

At the Guaíba Unit plant two tables were installed to receive wood, which allowed us to increase the length of the logs, from 2.3 meters to 3.0 meters upon felling and cutting, and to haul them lengthwise. The main benefits of this initiative have been greater agility in loading and unloading trucks, enhanced safety in hauling wood on the highways and side roads, as well as increased compliance with applicable legislation.

Aracruz Celulose S.A. and Subsidiaries

REPORT OF MANAGEMENT

During 2005, the Barra do Riacho Unit gradually reduced the need to purchase wood from the market and, already at the beginning of 2006 will once again achieve self-sufficiency in supply of wood for its operations. Even though the Guaíba Unit has already achieved the means whereby it too can be self-sufficient, it has a long-term outside supply contract, signed previously during the time of Riocell, which expires in the year 2014.

The following chart details, per quarter and consolidated for the year 2005, the source of wood used at the units of Aracruz Celulose:

Source of wood used at	Barra do Riacho Unit				Guaíba Unit				Consolidated
Aracruz units	1stQt	2ndQt	3rdQt.	4thQt	1stQt	2ndQt	3rdQt.	4thQt	2005
Company’s Own Forests	75%	86%	96%	96%	86%	86%	81%	76%	87%
Forest Producer Program	4%	4%	4%	4%	--	--	--	--	3%
Purchase of Wood on Market	21%	10%	--	--	14%	14%	19%	24%	9%

•	Forest Producer Program

The Forest Producer Program, which involves the planting of eucalyptus trees by partners and represents an important alternative source for supply of wood, wound up the year 2005 with an increase of 14 thousand hectares in relation to the previous year. All told, the total area covered by the program stretches a total of 81 thousand hectares contracted by Aracruz in 145 municipalities (townships) in the States of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul.

This program, which already included the four states mentioned above, has now begun in 13 municipalities in the Northwest corner of the State of Rio de Janeiro. After definition of the requirements for the process of licensing tree farming activities from the government of this important Southeastern State, Aracruz promoted the “IV Special Rural Producer Day” in the town of Bom Jesus de Itabapoana. The event brought together rural producers from that region, area professionals, technicians and students, and marked the kick-off of the Program, which maintains its State Headquarters in the Town of Itaperuna.

•	Nurseries

The nurseries for production of seedlings have also been upgraded over the course of the year 2005. At the Barra do Riacho Unit plant sanitary conditions were enhanced in the process for producing seedlings, involving – among other steps – restructuring of the production area and specific training for the work team involved.

At the Guaíba Unit nursery work was begun on the project for expansion of the capacity for producing seedlings ( from 10 million to 30 million per year. The expansion will generate roughly 200 job opportunities for residents of the township of Barra do Ribeiro, the municipality where the nursery is located.

•	Logistic Aspects

During 2005, within the scheduled deadline, the Barra do Riacho Unit started up operations involving the second tugboat and fourth barge in the maritime transportation of the Company’s wood. These operations should reach full capacity already in 2006. With this, no fewer than 125 thousand truck trips will be eliminated each year. This is a marked contribution on the part of Aracruz, as it will considerably decrease the volume of truck traffic on the major highway linking the nation’s Northeast and Southeast

Aracruz Celulose S.A. and Subsidiaries

REPORT OF MANAGEMENT

regions (the most heavily populated in Brazil) - BR 101 – especially in the section stretching from the extreme south of Bahia and the north of Espírito Santo.

Also at the Barra do Riacho Unit, a new model has been developed for storage and distribution of forest raw materials used in tree farming, both in the Company’s own timber tracts and those participating in the Forest Producer Program. This new model, termed "Logistic Operator", consists of contracting a specialized service provider for such operations. In 2005 the system was already in operation for fuels and lubricants; in 2006 it will begin covering forest raw materials as well.

Based on an agreement signed with Suzano Bahia Sul this past December, the operating capacity of the Portocel terminal will be expanded, with the construction of two new warehouses, each measuring 30 thousand m2 and a new mooring berth. Investments for this construction work will total US$ 30 million and operations should start up at the beginning of the year 2008.

•	Forest certification

The Company has already obtained certificates under the National Forest Certification Program (Cerflor) for the total of the areas it owns (commercial tree farms and native reserves) in the States of Espírito Santo and Bahia. The areas in the neighboring State of Minas Gerais have been audited and recommended for certification and, at the close of 2005, the process was in the phase of public consultation.

Moreover, all the areas owned by Aracruz in the southern-most State of Rio Grande do Sul (commercial tree farms and native reserves), already certified by the Forest Stewardship Council (FSC), have been audited by Bureau Veritas Quality International (BVQI) and recommended for certification by Cerflor.

Cerflor has been accredited by the PEFC (Program for the Endorsement of Forest Certification Schemes). In addition to Cerflor and the systems for forest certification of various countries in Europe, the PEFC has already accredited the systems of the United States, Canada, Chile and Australia, thus becoming the largest system of certified areas in the entire world.

•	Pulp production

Aracruz posted total production of 2.8 million tons of pulpwood in 2005. This production was distributed at its three industrial sites as broken down in the following table:

Pulp production per Unit Southeast Barra do Riacho Unit (ES) – 2,134.5 thousand tons South Guaíba (RS) Unit – 417.0 thousand tons Northeast Veracel (BA) – 233.9 thousand tons (50% of total production)

Besides the historic records in terms of annual and daily production registered at the Barra do Riacho and Guaíba units, the spotlight should also shine on the performance of Veracel, which entered into operation in the first half of the year 2005. On December 7, the plant turned out 3,648 tons of pulp with 100% quality, beating the world record for daily production on a single production line, theretofore held by a pulp plant located in China.

Aracruz Celulose S.A. and Subsidiaries

REPORT OF MANAGEMENT

•	Research and technology

Investments continued in research work on forest and industrial areas related to genetic improvements, sustainable forest management and development of processes and products. Among the research work carried out, the use of industrial waste and biological control of the eucalyptus weevil deserve to be highlighted.

Aracruz stuck to its strategy of developing studies for alternative uses of industrial waste, with the aim of reducing solid wastes dumped into landfills. Along this line of action, new investments were begun to make it feasible to use dregs and grits as soil corrective agents, which may result in a reduction on the order of 50% of the total waste that would otherwise be deposited in industrial landfills.

Company practice is to adopt pest and disease controls that have a minimum impact on the environment. In 2005 work was begun on a research Project that aims to achieve biological control of the pest known as the Australian eucalyptus weevil (Gonipterus scutellatus Gyll) though the introduction of a natural enemy of this insect in the region. The first results of this initiative should be observed in 2006.

•	Climate change

Aracruz Celulose is alert to the risks of changes in our climate and has been evaluating and disclosing its emissions and stocks, in the search for solutions to minimize emissions and maximize stocks and opportunities for social, environmental and economic gains.

In 2005 the Company joined the Chicago Carbon Exchange (CCX), becoming the first Brazilian company to agree to targets for reduction of emissions of greenhouse effect gases.

Also during the year, we launched a page on our website devoted to this vital topic, where we make information available on greenhouse effect emissions and the stocks of carbon in native and planted forests, as well as the protocols used to estimate these emissions and stocks and the Company’s emission targets. The emissions and stocks have been verified externally.

Training and Development

•	Personnel management

At the end of 2005, Aracruz accounted for maintaining 10,237 direct jobs, of which 2,249 correspond to our own employees and 7,988 professionals linked to companies providing us with services on a permanent basis. The profile of the Company’s own employees is broken down as follows:

Average age – 38 College educated – 29% High school educated – 51% Male – 89% Natives of ES, RS and BA – 77% Average time with Aracruz – 13 years

We have concluded our 4th Organizational Climate Survey with the assistance of the Brazilian branch of the Hay consulting firm (Hay do Brasil). The results indicated a favorable opinion on the part of 65% of employees in relation to the questions evaluated. Employee participation is voluntary and this year featured 1,871 participants, which represents no less than 93% of our direct headcount. This reflects the

Aracruz Celulose S.A. and Subsidiaries

REPORT OF MANAGEMENT

extremely keen interest on the part of our internal public in contributing to enhancement of our working environment.

The results and the evolution of implementation of action plans can be accompanied by all employees on the Company’s intranet, which assures that the process is a transparent one.

During the year 2005 we invested R$ 4 million in professional training and development activities, providing an average of 37 hours of training per employee.

At the Guaíba Unit, the Suggestions for Improvement Program encourage participation by employees in solving problems identified and in improving routine procedures. In 2005 the unit recorded 77 ideas, about one fourth of which (19) were implemented. The Company rewarded the participants and estimates that R$ 11 million in savings were obtained as a result of the employee-proposed enhancements.

Also at Guaíba, a Professional Qualification Program was conducted aiming to train local manpower to ensure availability of workers suitable for performing activities at Aracruz and in other positions offered on the market. A total of R$ 794 thousand was invested in the program, which qualified 602 workers.

The Volunteer Program, which was begun in 2003 and involves 526 participants at the Barra do Riacho and Guaíba units, has conducted 100 different actions, benefiting around 19 thousand people in the States of Espírito Santo, São Paulo and Rio Grande do Sul.

The Aracruz Manager Development Program (PDGA) was extended to the Guaíba Unit, where 63 people were trained in the latest management techniques in 2005. The PDGA is a program intended for the executive level public and its objective is to align managers with the Company’s strategy. The program resulted in preparation of 10 application projects which call for implementation of improvements in several Company areas. Carried out in partnership with the Dom Cabral Foundation, based in Belo Horizonte (MG), the PDGA has also been carried out at the Barra do Riacho Unit, involving 196 managers.

Aracruz Celulose further maintains the program called Arcel Educar, which is carried out in partnership with the Brazilian Education Foundation (Fubrae), based in Rio de Janeiro. The object is to raise the level of education of employees. In 2005, the program featured the participation of 203 pupils, 49 of whom received elementary or high school diplomas, 10 more than in 2004.

Further progress was made in the program to train professionals for the area of operating forest equipment, carried out in partnership with the local chapter of the National Industrial Apprenticeship Service in the State of Espírito Santo (Senai/ES). The course for Forest Machinery Maintenance Operator featured 108 participants, 94 of whom were hired. In both phases of the course (training and internship) the participants receive a scholarship. The investment made by the Company this past year amounted to R$ 1 million.

For the second year running, Aracruz made it to the list of the Best Companies to Work At, the result of a survey conducted of employees by the leading business magazine Exame, published by Editora Abril. This classification reflects the results of the Organizational Climate Management program, which prepares and implements action plans defined on the basis of opportunities for improvement identified in surveys of internal satisfaction.

The Internal Environmental Education Program also continued to raise the consciousness of Aracruz employees to the fact that rational use of natural resources and minimization of environmental impacts should be part of all their social activities, not just on the job.

Aracruz Celulose S.A. and Subsidiaries

REPORT OF MANAGEMENT

In mid 2005, the Company’s offices in Rio de Janeiro were moved to São Paulo, aiming among other aspects to facilitate the transit of executives between our operating units, now located in three states of the Brazilian federation.

•	Relationship with interested parties

A corporate model has been developed for a structured relationship with interested parties. We aim to get to know better the external expectations of groups of interests with a view to evaluating incorporation thereof in Company decisions. This model is grounded on the principle of the legitimacy of the involvement of interested parties and the mutual search for dialogue to reduce vulnerabilities. Implementation of the model will occur in 2006.

The Company participates in periodically scheduled meetings — in conjunction with other companies in the Brazilian pulp and paper industry or individually — and strives for ongoing dialogue regarding discussion of relevant issues.

Aracruz made important advances during the year in its relationship with Non-Governmental Organizations (NGO’s), strengthening ties with them and establishing communication channels ("Forums with NGO’s") in the States where it carries out industrial operations.

Conflicts – Furthering a process begun in 1998, Indian communities belonging to the Tupiniquim and Guarani tribes demanded expansion of their reservations by 11 thousand hectares. With this objective in mind, they invaded Company lands in May and the Barra do Riacho plant in October. After we obtained a court reinstatement order, the plant was evacuated by the invaders without any additional incidents. A Working Group was been set up in conjunction with the Brazilian Indian Bureau (Funai) to examine the tribes’ case for expanding their reservations.

Aracruz Celulose has taken the appropriate legal measures in conjunction with the institutions responsible for such situations and adopted such other actions as have been required to clarify its positions. Among them, emphasis should be placed on systematic communication with our employees and with opinion-molders related to the Company in Espírito Santo as well as at a national and international level.

•	Social responsibility

We continue to support various initiatives in the social area, with focus on education and productive local arrangements. The main program carried out has been Formar, which ever since 1997 has strived to enhance the capacity of teachers in literacy campaigns. In 2005 this program allowed for the certification of 1,057 grade school teachers in 15 municipalities in the north of Espírito Santo.

The inclusion of families residing in communities nearby our tree farms in the production chain has permitted purchase by Aracruz of seedlings of both eucalyptus trees and native essences, thus distributing income and generating prospects for improved quality of life indices (QLI) in such localities.

We initiated the process of reviewing and revising our social investment plan, with the aim of adapting the Company’s current growth plan, establishing its aims, strategies, means of carrying it out and measuring its results.

•	Information Technology efficiency

Integration with customers – In 2005 we continue with our project for integration with customers, dealing with information regarding management of inventories, sale and delivery of products and treatment of credit issues. An exclusive website has also been developed to provide differentiated service and facilitate coordination of commercial transactions and processes between Aracruz and its clientele,

Aracruz Celulose S.A. and Subsidiaries

REPORT OF MANAGEMENT

reducing efforts on activities yielding low aggregate value. This past year, three major customers began using this solution, two of them in Europe and one in the United States.

Veracel Integration – Integration was achieved this past year with Veracel, by means of electronic data exchange, encompassing the following information: purchase and sale of pulp, product quality control data, inventory controls and accounting consolidation. Also in the development stage is a solution oriented to serving customers with focus on quality of this Unit’s products, use of which should begin already in January of 2006.

Infrastructure – Several actions were implemented in order to increase the performance, availability, contingency and security of IT services. In the security area, the main actions undertaken have been aimed at enhancing Internet Access and reducing the quantity of spam infestations.

Further information on the performance of Aracruz regarding the aspects of sustainability and our challenges in this area in 2005 will be supplied in the Company’s Sustainability Report, to be published shortly.

Aracruz Celulose S.A. and Subsidiaries

REPORT OF MANAGEMENT

	Parent Company		Consolidated			Parent Company		Consolidated

Assets	2005	2004	2005	2004	Liabilities and Stockholders’ Equity	2005	2004	2005	2004

Current Assets					Current Liabilities
Cash and cash equivalents	406	1,308	50,809	90,193	Suppliers	102,421	118,048	196,300	215,672
Marketable securities		10,573	29,374	84,931	Loans and financings	363,736	203,968	728,411	433,612
Short-term investments	989,971	1,093,905	1,220,941	1,093,905	Advances from Subsidiaries	368,043	246,037
Accounts receivable – trade	193,002	281,652	568,582	509,410	Dividends/interest on capital invested	304,361	177,692	304,361	177,692
Inventories	183,253	152,869	439,190	314,219	Income tax and social contribution
Tax credits	205,133	107,120	261,508	137,776	on net income	24,556	73,749	24,623	92,323
Advances to suppliers	5,258	2,087	14,198	9,451	Other current liabilities	64,252	59,329	82,531	70,537
Other accounts receivable	30,697	37,244	53,701	44,228
Other current assets	5,840	291	21,117	9,575		1,227,369	878,823	1,336,226	989,836
					Long-term Liabilities
	1,613,560	1,687,049	2,659,420	2,293,688	Loans and financings	1,010,056	1,356,791	3,252,052	3,894,672
					Advances from Subsidiaries	1,576,183	1,829,324
Long-term Assets					Deferred income tax and social
Long-term investments	5,302	4,250	5,302	4,250	contribution on net income	69,287	109,338	44,756	101,613
Advances to suppliers	170,776	129,285	183,891	138,927	Provision for contingencies	500,171	345,582	511,476	353,001
Subsidiaries	6,189	4,074			Other long-term liabilities	77,690	94,246	82,857	94,276
Tax credits	8,970	8,247	24,666	20,362
Deposits in court	47,373	46,025	52,779	49,212		3,233,387	3,735,281	3,891,141	4,443,562
Other accounts receivable	2,120	7,446	29,181	17,653
Other long-term assets		1,567	7,444	12,497	Minority Interest			798	779

	240,730	200,894	303,263	242,901	Stockholders’ Equity
					Capital stock	1,854,507	1,854,507	1,854,507	1,854,507
Permanent Assets					Capital reserve	162,210	142,858	162,210	142,858
Investments	2,089,222	1,319,712	23,820	27,512	Revenue reserves	2,208,447	1,501,613	2,208,447	1,501,613
Property, plant and equipment	4,333,140	4,381,839	5,927,496	5,722,751	Unrealized net income			(65,608)	(50,768)
Deferred charges	400,282	515,438	464,736	587,385	Treasury stock	(8,986)	(8,150)	(8,986)	(8,150)

	6,822,644	6,216,989	6,416,052	6,337,648		4,216,178	3,490,828	4,150,570	3,440,060

Total Assets	8,676,934	8,104,932	9,378,735	8,874,237	Total Liabilities and Stockholders’ Equity	8,676,934	8,104,932	9,378,735	8,874,237

The accompanying notes are an integral part of the financial statements.

Aracruz Celulose S.A. and Subsidiaries

Statements of Income for the Year ended December 31

Expressed in thousands of Reais (except earnings per share)

	Parent Company		Consolidated

	2005	2004	2005	2004
Gross sales revenues
Export market	2,089,417	2,510,291	3,632,985	3,672,970
Domestic market	150,218	182,968	151,424	193,525

	2,239,635	2,693,259	3,784,409	3,866,495
Sales taxes and other deductions	(30,393)	(39,606)	(452,154)	(455,327)

Net sales revenues	2,209,242	2,653,653	3,332,255	3,411,168

Cost of products sold	(1,591,345)	(1,742,319)	(1,866,647)	(1,799,112)

Gross profit	617,897	911,334	1,465,608	1,612,056

Operating expenses (revenues)
Selling expenses	63,043	48,520	164,359	174,868
Administrative expenses	67,357	72,471	93,545	94,250
Administrators’ fees	10,952	11,088	11,174	11,262
Financial expenses (revenues)
Expenses	281,569	333,694	285,035	342,759
Revenues	(273,750)	(117,024)	(235,548)	(146,682)
Equity income (loss)	(666,084)	(507,761)	3,246	73
Provision for losses on tax credits	16,140	66,725	20,322	66,725
Amortization of goodwill on acquisition of Riocell	112,577	56,288	112,577	56,288
Other expenses (revenues), net	18,517	(15,542)	29,219	(2,808)

	(369,679)	(51,541)	483,929	596,735

Operating income	987,576	962,875	981,679	1,015,321

Non-operating results, net	(5,767)	6,108	(6,542)	6,015

Income before income tax, social contribution, minority interest and reversal of interest on capital invested	981,809	968,983	975,137	1,021,336

Income tax and social contribution	(124,975)	(182,141)	(133,124)	(211,327)

Income before minority interest and reversal of interest on capital invested	856,834	786,842	842,013	810,009

Minority interest			(19)	(12)

Income before reversal of interest on capital invested	856,834	786,842	841,994	809,997

Reversal of interest on capital invested	320,700	258,500	320,700	258,500

Net income for the year	1,177,534	1,045,342	1,162,694	1,068,497

Net effect on unrealized results of Subsidiaries			14,840	(23,155)

Net Company Income for the Year	1,177,534	1,045,342	1,177,534	1,045,342

Net earnings per batch of one thousand shares (R$)	1,142.58	1,014.21

Aracruz Celulose S.A. and Subsidiaries

Statements of Changes in Stockholders’ Equity (Parent Company)

Expressed in thousands of Reais

		Capital reserve	Revenue reserves

	Capital	Tax		For	Retained	Treasury
	stock	incentives	Legal	investments	earnings	stock	Total

As of December 31, 2003	1,854,507	100,931	169,893	694,878		(8,150)	2,812,059

Tax incentive		41,927					41,927
Net income for the year					1,045,342		1,045,342
Appropriations to reserves			52,267	584,575	(636,842)
Dividends proposed and interest on capital invested – proposed and prepaid (Note 15(b))					(408,500)		(408,500)

As of December 31, 2004	1,854,507	142,858	222,160	1,279,453		(8,150)	3,490,828

Tax incentive		19,352					19,352
Net income for the year					1,177,534		1,177,534
Appropriations to reserves			58,877	647,957	(706,834)
Purchase of Company’s own stock						(836)	(836)
Dividends proposed and interest on capital invested – propose and prepaid (Note 15(b))					(470,700)		(470,700)

As of December 31, 2005	1,854,507	162,210	281,037	1,927,410		(8,986)	4,216,178

Aracruz Celulose S.A. and Subsidiaries

Statements of Changes in Financial Position

for the Years ended December 31

Expressed in thousands of Reais

	Parent Company		Consolidated

	2005	2004	2005	2004
Sources of Funds
Funds provided by operations
Net income for the year	1,177,534	1,045,342	1,162,694	1,068,497
Expenses (revenues) not affecting working capital
Depreciation, amortization and depletion	509,789	440,631	571,683	464,765
Equity income (loss)	(666,084)	(507,761)	3,246	73
Deferred income tax and social contribution – long-term	(35,396)	35,220	(47,061)	35,898
Provision for contingencies, net	158,938	118,729	162,829	104,666
Interest and monetary and exchange variations on
long-term assets and liabilities, net	(232,604)	(255,859)	(306,551)	(273,926)
Provision (reversal) for losses on tax credits	55,319	66,725	59,676	66,725
Amortization of goodwill	5,188	6,932	5,188	6,932
Residual value of permanent assets written off	3,394	39,142	4,383	1,802

	976,078	989,101	1,616,087	1,475,432
Funds provided by third parties
Financings and advances from customers – long-term	451,063	1,083,079	509,213	1,658,938
Reduction of capital in investees		85,363
Dividends received	56,261	482,338
Transfers from permanent and long-term assets
to current assets	34,568	46,065	51,763	48,476
Other funds provided by third parties	21,437	43,894	21,452	41,458

	563,329	1,740,739	582,428	1,748,872

Total Sources of Funds	1,539,407	2,729,840	2,198,515	3,224,304

Uses of Funds
In long-term assets
Transfers from current assets – tax credits	77,464	113,608	87,582	120,443
In permanent assets
Investments	165,038	201,016	4,905
Property, plant and equipment	348,974	274,968	656,984	1,150,016
Deferred charges			1,005	1,388
In acquisition of Company’s own stock	836		836
In dividends/interest on capital invested - proposed and paid	470,700	408,500	470,700	408,500
In transfers of financings to current	819,166	444,778	845,452	406,365
Other	79,264	119,152	111,709	112,905

Total Uses of Funds	1,961,442	1,562,022	2,179,173	2,199,617

Increase (Decrease) in Net Working Capital	(422,035)	1,167,818	19,342	1,024,687

Aracruz Celulose S.A. and Subsidiaries

Statements of Changes in Financial Position

for the Year ended December 31

Expressed in thousands of Reais	(continued)

	Parent Company		Consolidated

	2005	2004	2005	2004
Summary of Changes in Net Working Capital
Current Assets
At end of year	1,613,560	1,687,049	2,659,420	2,293,688
At beginning of year	1,687,049	1,490,449	2,293,688	2,172,403

	(73,489)	196,600	365,732	121,285

Current Liabilities
At end of year	1,227,369	878,823	1,336,226	989,836
At beginning of year	878,823	1,850,041	989,836	1,893,238

	348,546	(971,218)	346,390	(903,402)

Increase (Decrease) in Net Working Capital	(422,035)	1,167,818	19,342	1,024,687

The accompanying notes are an integral part of the financial statements.

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements

for the Years ended December 31, 2005 and 2004

Expressed in thousands of Reais, unless otherwise stated

(Convenience Translation into English of original previously issued in Portuguese)

1	Operations and background

Aracruz Celulose S.A. ("Aracruz", "Company" or "Parent Company"), based in Aracruz, in the State of Espírito Santo, with plants located in the States of Espírito Santo, Bahia and Rio Grande do Sul, was founded in 1967 with the objective of producing and selling bleached eucalyptus short-fiber wood pulp. The pulp is produced from reforested timber tracts mainly from the Company’s own forests, with an installed production capacity of 2,560 thousand tons per annum. Of this total, 2,130 thousand tons are turned out from the plant in Barra do Riacho (Espírito Santo), 430 thousand tons from the Rio Grande do Sul plant and 900 thousand tons from the Bahia plant (450 thousand tons of which relate to its share in Veracel Celulose S.A.).

Aracruz holds 50% of the capital of Veracel Celulose S.A. (“Veracel”), with the other half held by the Swedish Finnish group Stora Enso. The Veracel plant, with investments totaling approximately US$ 1.25 billion, started up in May, 2005, and reached its full productive capacity by November 2005. The tree planting plan for Veracel’s eucalyptus forests in the State of Bahia continues to expand.

The Company’s operations are integrated with those of its subsidiaries, jointly-controlled and affiliated company which operate in: (i) in the distribution of products on the international market (Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Aracruz Trading Hungary Commercial and Servicing Limited Liability Company (Aracruz Trading Hungary Ltd.) and Riocell Trade Limited Partnership (Riocell Trade)), (ii) port services (Portocel - Terminal Especializado de Barra do Riacho S.A.), (iii) forestation and reforestation of eucalyptus trees, under an usufruct agreement with the Parent Company (Mucuri Agroflorestal S.A.), (iv) the manufacture of solid wood products (Aracruz Produtos de Madeira S.A.), (v) consulting services and international trading activities (Ara Pulp - Comércio de Importação and Exportação, Unipessoal Ltda.) and (vi) pulp production (Veracel Celulose S.A.).

Aracruz Celulose S.A. and Suzano Bahia Sul S.A. (previously denominated Bahia Sul Celulose S.A.) jointly own assets comprised of 40 thousand hectares of lands and planted forests acquired from FRDSA (Floresta do Rio Doce S.A.), located in São Mateus, state of Espírito Santo. For the acquisition of its individual share of such assets, Aracruz Celulose S.A. made a commitment to pay consideration of R$ 96.7 million from December 31, 2002 through 2007. As of December 31, 2005 the outstanding balance is R$ 5,060 (recorded in current and long-term liabilities).

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements

for the Years ended December 31, 2005 and 2004

Expressed in thousands of Reais (except as indicated otherwise)

In 2003, Aracruz Celulose S.A. acquired control of Riocell S.A. for the amount of R$ 1,635,055 thousand, R$ 839,305 of which was goodwill. The goodwill was based on the market value of Riocell’s assets, in the amount of R$ 276,422, and on the estimated future profitability of the business, in the amount of R$ 562,883. On January 7, 2004 Riocell S.A., located in the state of Rio Grande do Sul, was incorporated by Aracruz Celulose S.A (see Notes 11 and 12). The incorporated plant produces mainly bleached eucalyptus pulp and its current production capacity is 430 thousand tons per year. The unit's forestry operations include 33 thousand hectares of eucalyptus trees.

In October, 2004, Aracruz Celulose S.A. sold 2/3 of its stock participation in the subsidiary Aracruz Produtos de Madeira S.A - A.P.M., for R$ 49.6 million, reporting a non-operating profit of R$ 12.2 million on the transaction. This sale sought to merge the company’s production and sale of solid wood products into the operations of a strategic international partner.

2	Financial disclosures and significant accounting principles

The financial statements have been prepared in conformity with accounting practices adopted in Brazil and procedures determined by the Brazilian Securities Commission – CVM and Institute of Independent Auditors - IBRACON, of which the more significant are as follows:

a)

Revenues arise from long-term contracts and from spot sales of pulp, and are recognized when the risk of ownership has passed to the customer. Other revenues, costs and expenses are reported on the accrual basis of accounting.

b)	Inventories are stated at the lower of the average cost of purchase or production, and market values.

c)	The other short and long-term assets are stated at the lower of cost value or realizable value, including, when applicable, interest earned through the reporting date.

d)

Permanent assets are carried at cost restated by government indices through December 31, 1995, and include the capitalization of financial charges incurred on fixed assets in progress, combined with the following aspects: (i) investments in affiliated, jointly-controlled and associated companies are recorded by the equity method, based on their financial statements prepared on a consistent basis as of December 31 (ii) depreciation on a straight-line basis over the estimated useful lives of the related assets (Note 11); (iii) timber depletion computed on the cost of cultivation and maintenance of the forests and calculated on the unit-of-production basis, net of tree-development costs benefiting future harvests; (iv) goodwill arising on acquisition, attributed to the fixed assets and deferred assets upon incorporation of the respective subsidiary (Note 12 (i)); and (v) amortization of the deferred assets over the years that the

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements

for the Years ended December 31, 2005 and 2004

Expressed in thousands of Reais (except as indicated otherwise)

benefits arising from them current are enjoyed (Note 12).

e)	Short and long-term liabilities are stated at their known or estimated values, including accrued financial charges and proportional monetary and exchange variations incurred up to the reporting date.

f)

Preparation of the financial statements requires management to use estimates and judgments related to the recording and disclosure of assets and liabilities, including provisions necessary for losses on accounts receivable, provisions for losses on inventories and on tax credits, definition of useful lives of property, plant and equipment, amortization of pre-operating expenses and goodwill arising on acquisitions, provisions for contingent liabilities and recognition of revenues and expenses. Actual results may vary from estimates and judgments made by management.

g)	The consolidated financial statements include the following subsidiaries, jointly-controlled and associated company, all as of the Company’s financial reporting date:

Stakes held in capital (%)

Pulp production:
Aracruz Celulose S.A.	-
Veracel Celulose S.A.	50
Eucalyptus forests and reforested tracts:
Mucuri Agroflorestal S.A.	100
Port services:
Portocel - Terminal Especializado de Barra do Riacho S.A.	51
International distribution network:
Aracruz Trading S.A.	100
Aracruz Trading Hungary Ltd.	100
Aracruz Celulose (USA), Inc.	100
Ara Pulp - Com. de Importação e Exportação, Unipessoal Ltda.	100
Riocell Limited	100
Manufacture of solid wood products:
Aracruz Produtos de Madeira S.A. – APM (*)	33.33

(*)

Previously, Aracruz owned 100% of Aracruz Produtos de Madeira S.A. (Note 1) and, as a consequence, the subsidiary was consolidated. With the sale of 2/3 of the shares in that subsidiary in October of 2004, consolidation thereof was discontinued. As from December 31, 2005, APM is recorded by the equity method.

The exclusive funds recorded as short-term investments have been included in the Company’s consolidation process (Note 4).

The consolidation procedures for the balance sheet and the statements of income reflect the sum of the balances of assets, liabilities, income and expenses accounts, together with the following eliminations: (i) interests in capital, reserves and retained earnings or accumulated losses against investments,

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements

for the Years ended December 31, 2005 and 2004

Expressed in thousands of Reais (except as indicated otherwise)

(ii) balances of intercompany current accounts and other assets and/ or liabilities, (iii) effects of significant transactions, (iv) separate reporting of participation of minority shareholders in results and stockholders’ equity of the controlled companies and (v) elimination of unrealized profits among group Companies.

In accordance with Brazilian Securities Commission (CVM) Instruction 247/96, the Company proportionally consolidated its interest in Veracel Celulose S.A., given that it is jointly-controlled under the terms of the shareholders agreement.

Summary financial statements of the jointly-controlled company Veracel Celulose S.A., as proportionally consolidated by Aracruz, are as follows:

	2005	2004
Cash and cash equivalents	333	78,306
Inventories	63,099	5,824
Fixed / Deferred assets	1,572,318	1,330,677
Other assets	181,859	55,460
	1,817,609	1,470,267

Suppliers	30,219	75,335
Financings	932,165	676,726
Other liabilities	22,309	13,080
Net equity	832,916	705,126
	1,817,609	1,470,267

Sales revenues, net (*)	164,562	56,030
Gross profit	26,115	33,712
Operating profit (loss)	(22,414)	(16,462)
Net income (loss) for the year	(33,525)	(13,242)

(*)

These sales of the jointly-controlled company, consider sales of eucalyptus wood to the parent company, Aracruz Celulose S.A., for use as a raw material in its production process. In the consolidated financial statements the cost of the wood acquired from Veracel by Aracruz is reported under cost of sales.

h)	In order to improve the information provided to the market, the Company is presenting, as additional information, the Statement of Cash Flows and the Statement of Value Added.

The Statement of Cash Flows was prepared in accordance with Pronouncement NPC-20, of the Brazilian Institute of Accountants - IBRACON, reflecting transactions involving cash and cash equivalents of the Company, other than for securities with maturities above 90 days. This statement is divided into operating, investing and financing activities.

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements

for the Years ended December 31, 2005 and 2004

Expressed in thousands of Reais (except as indicated otherwise)

The Statement of Value Added prepared by the Company presents the result of the operations from the point of view of generation and distribution of value added, where the four main beneficiaries of the value generated by the activities of the Company are: employees, government, third party and shareholders’ capital.

3	Marketable Securities

As of December 31, 2005 and 2004, marketable securities recorded in the consolidated balance are mainly comprised of Certificates of Deposit denominated in United States dollars, placed with non-Brazilian prime financial institutions, through the its subsidiaries Aracruz Trading S.A., Aracruz Trading Hungary Ltd. and Ara Pulp - Comércio de Importação e Exportação, Unipessoal Ltda., with original maturities of less than 90 days.

4	Short-term Investments

As of December 31, 2005 and 2004, the Company held units in two exclusive private investment funds. The funds are comprised principally of Certificates of Deposit with prime financial institutions in Brazil, with final maturities ranging from January, 2005 and April, 2011. The securities included in the portfolio of the private investment funds have daily liquidity and are marked to market on a daily basis. The Company considers such investments as securities held for trading, with changes in fair market value reflected in results of operations.

These exclusive funds do not have significant financial obligations. These obligations are limited to the service fees paid to the company responsible for the asset management, to execute investment transactions, audit fees and other general and administrative expenses. There are no consolidated assets of the Company that are collateral for these obligations and the creditors of the funds do not have recourse against the general credit of the Company.

Description	2005	2004

Certificates of Bank Deposits	460,007	544,253
Box of Options	324,214	336,728
Brazilian Federal Government Bonds	119,751	110,866
Debentures	85,999	31,069
Mutual funds		70,989

Total	989,971	1,093,905

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements

for the Years ended December 31, 2005 and 2004

Expressed in thousands of Reais (except as indicated otherwise)

As of December 31, 2005, the difference between the Parent Company and Consolidated balances, in the amount of R$ 230,970, refers to Certificates of Bank Deposits held by its subsidiaries overseas.

5	Accounts receivable – clients

	Parent Company		Consolidated

	2005	2004	2005	2004

Domestic sales	13,622	26,089	13,991	26,089
Foreign sales
Subsidiaries	177,384	254,555
Others	1,996	1,008	562,770	492,405
Allowance for doubtful accounts			(8,179)	(9,084)

	193,002	281,652	568,582	509,410

6	Inventories

	Parent Company		Consolidated

	2005	2004	2005	2004

Pulp – finished products
At the plants	45,961	16,160	66,247	16,160
Outside Brazil			192,838	155,527
Paper – finished products	1,961	2,933	1,961	2,933
Raw materials	49,121	48,714	61,464	52,784
Maintenance supplies	86,384	85,911	116,104	87,411
Provision for obsolescence / market value adjustment	(424)	(1,194)	(424)	(1,194)
Others	250	345	1,000	598

	183,253	152,869	439,190	314,219

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements

for the Years ended December 31, 2005 and 2004

Expressed in thousands of Reais (except as indicated otherwise)

7	Related Parties

The transactions between the Company and its subsidiaries, jointly-controlled and associated companies, such as sales of products, purchases of raw materials and services, are eliminated upon consolidation. The financial transactions, such as current account advances and pre-payment contracts, bear effective interest rates that vary from 5.71% to 8% per annum plus exchange variation, and are likewise eliminated in the consolidation process.

(a)	Subsidiaries / Jointly-controlled / Associated companies

		Company
								2005	2004
	Aracruz Trading Hungary Ltd.	Aracruz Trading S.A.	Ara Pulp	Veracel Celulose S.A.	Mucuri Agro-florestal S.A.	Portocel- Terminal Especia- lizado de Barra do Riacho S.A.	Aracruz Produtos de Madeira S.A.	Total	Total

Current assets	158,839			68		3	444	159,354	255,478
Long-term assets					5,330	859		6,189	4,074
Current liabilities	367,995					854		368,849	246,992
Long-term liabilities	1,576,183							1,576,183	1,829,324
Sales revenues	1,973,702	52,868	27,792	30,166			3,023	2,087,551	2,482,087
Payments for port services						13,550		13,550	10,969
Purchases of wood				30,166				30,166	141,736
Financial expenses (income), net	(81,277)	1,740						(79,537)	(33)

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements

for the Years ended December 31, 2005 and 2004

Expressed in thousands of Reais (except as indicated otherwise)

(b)	Stockholder and affiliated company

Transactions with a Stockholder and the company related to it, mainly financing transactions and performance of services, are carried out at rates, for amounts and on terms that would normally apply to unrelated parties.

	Consolidated

	Stockholder	Affiliated company
	BNDES – Banco Nacional de Desenvolvimento Econômico e Social Note 13 (a)	Cia. de Navegação Norsul	Total
			2005	2004
Long-term assets				2,961
Current liabilities	164,037		164,037	139,555
Long-term liabilities	1,170,766		1,170,766	474,042
Financial expenses, net	46,565		46,565	74,918
Freight expenses		18,057	18,057	20,550

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements

for the Years ended December 31, 2005 and 2004

Expressed in thousands of Reais (except as indicated otherwise)

8	Tax credits and expenses on Income Tax and Social Contribution

(a)	Tax credits

	Parent Company		Consolidated

	2005	2004	2005	2004
Deferred Income Tax and Social Contribution:
Tax losses (i)	35,870		51,097	5,389
Negative basis for social contribution on earnings (i)	8,672		14,154	1,940
Temporary differences (ii)	(113,829)	(109,338)	(110,007)	(108,942)

Income tax recoverable / available for offset
Income tax and Social contribution on earnings – prepaid by estimate	117,485	50,222	117,637	50,248
Income tax overpaid	23,856		23,856
Income tax withheld on securities	31,034	12,419	36,335	16,757
Income tax to be withheld on securities	1,494	4,224	1,533	4,263

Value-Added Tax on Sales and Services – ICMS (iii)	274,545	340,830	291,273	348,953
Valuation allowance of ICMS credits (iii)	(265,575)	(332,561)	(269,757)	(332,561)
Other sundry tax credits	31,264	40,233	85,297	70,478

Total	144,816	6,029	241,418	56,525

Presented as:

Short-term assets	205,133	107,120	261,508	137,776

Long-term assets	8,970	8,247	24,666	20,362

Long-term liabilities	(69,287)	(109,338)	(44,756)	(101,613)

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements

for the Years ended December 31, 2005 and 2004

Expressed in thousands of Reais (except as indicated otherwise)

(i)

The deferred tax credits arising from accumulated tax losses and negative basis for social contribution related to Veracel (on proportional bases) have been recorded as of December 31, 2005, supported by economic viability studies approved by Company’s management. The breakdown of the Veracel balances and their expectations for realization are itemized year to year, as prescribed by CVM Instruction number 371/02, and detailed below:

	2009	2010	2011 to 2013	Total

Income tax	1,005	1,465	12,757	15,227
Social contribution	1,447	2,110	1,925	5,482
Total	2,452	3,575	14,682	20,709

As described in Note 1, the jointly-controlled company Veracel started up its production during 2005, and its sales will have the required synergy with the Company’s international distribution network. The economic viability studies indicate full realization by the year 2013.

The remaining balance of R$ 44,542 refers to deferred tax credits resulting from accumulated tax losses for income tax purposes and negative basis for social contribution at Aracruz. They will be realized, according to the Parent Company’s business plan, in 2006.

(ii)

The income tax and social contribution deferred on temporary differences are stated at net value. The principal temporary effect refers to the effect of credit exchange variation calculated for the current year (system for calculating tax and social contribution on a cash basis – exchange effects).

(iii)

Since the promulgation of Federal Law number 87, on September 13, 1996, the Company’s Espírito Santo plant has been accumulating ICMS (state Value Added Tax – VAT) credits, resulting from its predominantly export activity. The Company has the legal right, not contested by the tax authorities, to claim those credits from the Espírito Santo State. However, in view of the financial difficulties of the state, the Company does not foresee recovery of the credits in the short-term. Based on these facts, the Company decided in 2002 to record a provision for losses of 100% of such ICMS credit balances then registered in the accounting books.

In August 2005, the Company signed a Transaction Term with the Espírito Santo State Government, whereby it settled debts relating to the rate differential under litigation in the amount of R$ 133 million. Of this total, R$ 13 million have already been paid and R$ 120 million settled through offset with accumulated ICMS credits. In light of such offset, the amount of R$ 120 million was reversed from the provision for loss on ICMS credits. In view of this transaction, the lawsuit filed by the Company in September of

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements

for the Years ended December 31, 2005 and 2004

Expressed in thousands of Reais (except as indicated otherwise)

2002, to be guaranteed the right to circulate the accumulated ICMS credits, has no longer purpose, for this reason Aracruz has ceased and desisted on it.

Furthermore, in September of 2005, the State government enacted new legislation allowing the transfer of accumulated ICMS credits resulting from exportation for other taxpayers who have debts resulting from assessment notices, notifications of debts or cancelled installment payment plans in relation to such taxes. The legislation in question establishes that companies should file for the right to carry out such transactions by no later than March 31, 2006. The Company has initiated such efforts and sees a good possibility of successfully negotiating part of its accumulated ICMS credits with third parties with the appropriate approval of the state authorities. However, as such expectations have not resulted in concrete steps so far, no consideration has been given to their potential impacts in the financial statements as of December 31, 2005.

The amount of R$ 8,970 in the Parent Company not covered by the provision for loss, refers to ICMS credits of the Guaíba Unit (RS), which management has been able to recover in the normal course of its operations. The amount of R$ 21,516 in the Consolidated refers mainly to the ICMS credits at the jointly controlled company Veracel, net of the provision for losses. Management has been negotiating transfer of such credits to third parties and offset thereof with other operations subject to this tax with Bahia state authorities. According to its best estimates and judgment at present, management of the jointly controlled subsidiary company believes that the provision set up as of December 31, 2005 is adequate.

(b)	Income tax and social contribution in the statement of operations result from:

	Parent Company		Consolidated

	2005	2004	2005	2004
Income before Income Tax, Social Contribution and minority interest	981,809	968,983	975,137	1,021,336
Income tax and social contribution at enacted tax rate of 34%	(333,815)	(329,454)	(331,547)	(347,254)
Equity in results of subsidiaries/ results of subsidiaries taxable with different enacted tax rates or non-taxable	218,214	150,329	207,789	138,939
Depreciation, amortization, depletion and disposals – Article 2 of Law number 8.200/91	(2,551)	(2,815)	(2,551)	(2,815)
Contributions and donations	(820)	(2,168)	(820)	(2,168)
Other effects of permanent differences	(6,003)	1,967	(5,995)	1,971

Income Tax and Social Contribution	(124,975)	(182,141)	(133,124)	(211,327)

Current	(165,026)	(146,922)	(203,484)	(163,501)

Deferred	40,051	(35,219)	70,360	(47,826)

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements

for the Years ended December 31, 2005 and 2004

Expressed in thousands of Reais (except as indicated otherwise)

9	Advances to Suppliers – Forestry Producer Program

The Forestry Producer Program is a partnership with rural producers, initiated in 1990 in the State of Espírito Santo and expanded to other states, such as Bahia, Minas Gerais, Rio Grande do Sul and, more recently, Rio de Janeiro. The Program encourages the planting of commercial forests of eucalyptus, in respect of which the Company provides technology, technical support, materials and financial resources, depending on the type of contract, in order to ensure supply of wood for pulp production. As of December 31, 2005 advances of financial and operational resources amounted to R$ 170,776 (Consolidated R$ 183,891), compared with R$ 129,285 (Consolidated R$ 138,927) as of December 31, 2004, which are recovered against the delivery of wood by the producers.

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements

for the Years ended December 31, 2005 and 2004

Expressed in thousands of Reais (except as indicated otherwise)

10	Investments

(a)   Parent Company

	2005										2004
	Aracruz Trading S.A.	Aracruz Celulose (USA), Inc.	Mucuri Agro-florestal S.A.	Portocel- Terminal Especiali- Zado de Barra do Riacho S.A.	Aracruz Produtos De Madeira S.A.	Veracel Celulose S.A.	Riocell Limited (i)	Aracruz Trading Hungary Ltd.	Ara Pulp	Total	Total
In Subsidiaries, jointly-controlled and affiliated companies

Share in voting capital - %	100	100	100	51	33.33	50	100	100	100

Information as of December 31, 2005
Subscribed and paid-in capital	228	468	72,300	1,573	145,655	1,771,632	51	46	29
Shareholders’ equity	23,529	11,718	70,175	1,629	60,808	1,665,831	1,957	1,111,096	3,459
Net income (loss) for the year	23,300	873		40	(9,736)	(67,049)	(232)	732,545	(187)

Changes in Investment Accounts
At beginning of year	51,957	12,299	70,175	811	18,610	705,126	2,482	429,260	10,369	1,301,089	1,884,345
Paying in of capital (ii)					4,905	160,109		24		165,038	294,629
Acquisition of company											(33)
Incorporation of subsidiary (i)											(780,547)
Reduction of capital and distribution of dividends at subsidiary (iii)	(51,299)								(4,962)	(56,261)	(567,701)
Equity pick-up (iv)	22,871	(581)		20	(3,246)	(32,319)	(525)	681,812	(1,948)	666,084	507,761

Sale of share in capital of investee (v)											(37,365)
	23,529	11,718	70,175	831	20,269	832,916	1,957	1,111,096	3,459	2,075,950	1,301,089

Goodwill on acquisition of investment (vi)						50,305				50,305	50,305
Amortization/allocation through incorporation of goodwill (vi)						(39,670)				(39,670)	(34,482)
	23,529	11,718	70,175	831	20,269	843,551	1,957	1,111,096	3,459	2,086,585	1,316,912
Other investments										2,637	2,800

Total										2,089,222	1,319,712

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements

for the Years ended December 31, 2005 and 2004

Expressed in thousands of Reais (except as indicated otherwise)

(i)	After the process of incorporation of Riocell S.A. on January 7, 2004 (Note 1), Riocell Limited became a direct investment of Aracruz accounted for under the equity method.

(ii)

Under the capitalization plan of Veracel, during 2005, capital increases were made in the amount of R$ 160,109, in order to fund construction of the pulp production plant, as described in Note 1, and capital increase in Aracruz Produtos de Madeira S.A., in the amount of R$ 4,905 for expansion of the production line, and at Aracruz Trading Hungary Ltd. in the amount of R$ 24.

(iii)

During 2005, the subsidiary Aracruz Trading S.A. distributed dividends in the amount of R$ 51,299 (in 2004 it distributed dividends of R$ 462,492 and reduced its capital by R$ 23,490) and Ara Pulp distributed dividends in the amount of R$ 4,962. During 2004, the subsidiary Riocell Limited distributed dividends in the amount of R$ 31,985 and reduced capital in the amount of R$ 49,734. The distributions of dividends and reductions of capital arising from retained earnings for the year 2004 have been reclassified under cash flows from investing activities to cash flows from operating activities, in order to align presentation thereof in conformity with NPC-20 of the Brazilian Institute of Independent Auditors - IBRACON.

(iv)	The effect of the exchange exposure of overseas investments is recorded under the heading "Equity results" and the method adopted for translating overseas investments is the “current exchange rate”.

(v)

As described in Note 1, in order to secure a new strategic partner for the production and sale of solid wood products, Aracruz Celulose S.A. sold 2/3 of its shares in Aracruz Produtos de Madeira S.A. for the cash price of R$ 49.6 million. The non-operational gain on this transaction was booked to the 2004 statements of income in the amount of R$ 12.2 million.

(vi)

The goodwill arising on the acquisition of Veracel Celulose S.A., in the total amount of R$ 50,305, was based on the market value of assets and on estimates of future profitability of the business, of which the amount of R$ 39,670 was amortized through December 31, 2005. Goodwill attributable to assets is amortized based on the realization of the market value of such assets, whereas goodwill based on estimates of future profitability is amortized based on the utilization of planted eucalyptus areas. In the latter case, the amortization is appropriated to the cost of forest-growing and is recognized in income in the year in which the trees are felled.

Of the goodwill of R$ 839,305 arising on the acquisition of Riocell S.A. in 2003 (Note 1), R$ 276,422 was allocated principally to fixed assets, while the unallocated portion of R$ 562,883 (future profitability of the business) was transferred to deferred charges (Note 12).

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements

for the Years ended December 31, 2005 and 2004

Expressed in thousands of Reais (except as indicated otherwise)

Based on an appraisal report issued by independent appraisal experts, as from January 1, 2005, the Company is using the period of 5 years for recovery of the unallocated portion relating to future profitability of the business, instead of the 10 years used through December 31, 2004. The effect of the alteration in the period for amortization of the goodwill for the year 2005, in the amount of R$ 52,628 refers to the additional amortization expenses allocated to results.

(b)	Consolidated

The balance of shares in affiliated and jointly-controlled companies in the consolidated financial statements, in the amount of R$ 21,163 (2004 - R$ 23,512), represents Aracruz’s share in the affiliated company Aracruz Produtos de Madeira S.A. and the portion of the goodwill of Veracel relating to estimated future profitability. The portion of the goodwill relating to the market value of the assets is allocated to property, plant and equipment in the consolidated financial statements (Veracel proportional consolidation).

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements

for the Years ended December 31, 2005 and 2004

Expressed in thousands of Reais (except as indicated otherwise)

11	Fixed assets

		2005			2004
	Annual depreciation rate - %	Cost	Accumulated depreciation and depletion	Net	Net
Parent Company
Land		594,151		594,151	589,020
Industrial and forestry equipment	4 to 25	4,184,027	(1,920,458)	2,263,569	2,449,259
Forests	(*)	832,770	(93,118)	739,652	674,805
Buildings and improvements	4 and 10	936,746	(488,782)	447,964	464,013
Data processing equipment	20	86,487	(68,128)	18,359	23,296
Administrative and other facilities	4, 10 and 20	164,893	(69,957)	94,936	106,072
Advances for projects in process		6,462		6,462
Construction in progress		168.047		168,047	75,374

Total Parent Company		6,973,583	(2,640,443)	4,333,140	4,381,839

Subsidiaries and investment in jointly-controlled and affiliated companies
Land		158,592		158,592	140,643
Industrial and forestry equipment	4 to 20	1,061,498	(39,013)	1,022,485	8,800
Forests	(*)	157,321	(37,786)	119,535	105,148
Buildings and improvements	4 and 10	228,673	(10,224)	218,449	38,533
Data processing equipment	20	3,381	(1,365)	2,016	2,016
Administrative and other facilities	4, 10 and 20	15,566	(3,360)	12,206	5,483
Advances for projects in process		5,430		5,430	183,377
Construction in progress		55,643		55,643	856,912

Total Consolidated		8,659,687	(2,732,191)	5,927,496	5,722,751

(*) Depleted as per criterion described in Note 2 (d)

Depreciation and depletion for the years ended December 31, 2005 and 2004 have been allocated as follows:
				2005	2004

Production and forestry costs				389,199	319,935
Operating expenses				5,433	61,724

Parent Company				394,632	381,659

Production and forestry costs				52,904	15,521
Operating expenses				491	583

Consolidated				448,027	397,763

In 2005, with the start up of the Veracel Industrial Unit, the portion of accumulated depreciation in the Consolidated figures rises.

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements

for the Years ended December 31, 2005 and 2004

Expressed in thousands of Reais (except as indicated otherwise)

12	Deferred Charges

	Amortization (years)	2005	2004
Parent Company:

Pre-operating expenses	10	25,885	64,555
Administrative and product development	3 to 10	133	11,244
Improvements in forest properties	10		1,330
Riocell S.A. goodwill – Incorporation (i)	5	562,883	562,883
		588,901	640,012

Accumulated amortization		(188,619)	(124,574)

Total Parent Company		400,282	515,438

Subsidiaries, jointly-controlled and affiliated companies:

Forests (ii)		94,465	93,460
Others		108	107

		94,573	93,567
Accumulated amortization		(30,119)	(21,620)

		64,454	71,947

Total Consolidated		464,736	587,385

Amortization expenses for the years ended December 31, 2005 and 2004 were allocated as follows:

		2005	2004

Production and forestry costs		2,579	2,580
Operating expenses			104
Goodwill amortization–Riocell S.A. incorporation		112,577	56,288

Parent Company		115,156	58,972

Production and forestry costs		8,498	8,030

Consolidated		123,654	67,002

(i)	In connection with Note 10 (a (vi)), the Company altered the period for amortization in 2005, from 10 years adopted through December 31, 2004, to 5 years.

(ii)	Amortization of the forestry deferred costs is proportional to the exhaustion of the planted areas of eucalyptus.

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements

for the Years ended December 31, 2005 and 2004

Expressed in thousands of Reais (except as indicated otherwise)

13	Loans and financings

		Parent Company		Consolidated
	Annual interest rate (%)	2005	2004	2005	2004
Local currency
Loans indexed to Long-Term Interest Rate (TJLP)	7.8 to 11,50	525,227	510,857	1,015,385	834,828
Loans indexed to basket of currencies	8.51 to 11.97	94,503	102,717	319,419	221,537
Loans indexed to other currencies	8.75	5,208	10,410	7,754	14,100

Foreign currency (U.S. Dollars)
Loans linked to securitization of export receivables	5.98 to 7.05			1,674,507	2,090,799
International Finance Corporation (IFC)	5.44 to 7.42	117,421	66,531	117,421	66,520
Advances on export contracts / prepayment	1.67 to 6.10	618,390	842,744	618,390	842,744
Import financing	1.26 to 7.08	13,043	27,500	13,043	27,500
Other loans / financings	2.61 to 5.77			214,544	230,256

Total loans and financings		1,373,792	1,560,759	3,980,463	4,328,284

Current portion (including accrued interest)		(363,736)	(203,968)	(728,411)	(433,612)

Long-term maturities

2006			329,081		710,706
2007		209,911	509,132	677,830	983,702
2008		176,240	318,405	646,404	793,782
2009		87,906	89,573	459,976	453,739
2010 to 2016		535,999	110,600	1,467,842	952,743
		1,010,056	1,356,791	3,252,052	3,894,672

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements

for the Years ended December 31, 2005 and 2004

Expressed in thousands of Reais (except as indicated otherwise)

(a)	Loans from BNDES (Stockholder)

As of December 31, 2005, Aracruz (Parent Company) had outstanding loans in the amount of R$ 617,464 (2004 - R$ 613,574), mainly with its stockholder BNDES – National Bank for Economic and Social Development, bearing interest at annual rates ranging from 7.8% and 10.5%, to be amortized in the period from 2006 to 2016.

In addition, in December 2005 Aracruz signed financing agreements with BNDES in the total amount of R$ 297,209, to be amortized in the period from 2007 to 2016, of which R$ 140,441 has already been released, subject to interest varying from 8.51% to 10.50% p.a..

Veracel, the jointly-controlled subsidiary, had BNDES financing as of December 31, 2005 amounting to R$ 705,458 (2004 - R$ 427,034), bearing interest at rates varying between 7.00% and 10.01%, to be amortized from June, 2006 to February, 2014. The above amounts refer to the 50% share held by Aracruz in Veracel.

The BNDES loans have mortgages, in various degrees, on the Espírito Santo plant, and on land and forests and with a statutory lien on the machines and equipment being financed.

(b)	International Finance Corporation (IFC)

As of December 31, 2005, the Company had a US$ 50 million loan agreement with the International Finance Corporation (IFC), the private sector line of the World Bank Group. The loan bears interest of 7.42% p.a., to be amortized between 2007 and 2014.

(c)	Operation for Securitization of Export Receivables

In February 2002, the Company, through Aracruz Trading S.A., signed a financing agreement with a Special Purpose Entity (SPE) in which the Company has no equity stake or power to influence its management. Under this agreement, such entity received and advanced to the Company US$ 250 million, as an issuance of Senior Secured Export Notes. In August 2003, a second tranche of Senior Secured Export Notes was issued, in the amount of US$ 400 million under the same securitization program established in February 2002. In May 2004, a third tranche of Senior Secured Export Notes was issued, in the amount of US$ 175 million under the same securitization program. In February 2004, Aracruz Trading Hungary Ltd. was included in the securitization program, in addition to Aracruz Trading S.A.. The funds from these operations were transferred to Aracruz as advance payments for future pulp purchases.

In return, Aracruz Trading S.A. and Aracruz Trading Hungary Ltd. originally undertook to sell to the SPE 95% of their total current and future export trade accounts receivable. In June 2003 this obligation was reduced to 80% of such receivables.

Each month the collections in excess of contractual funding requirements are transferred to Aracruz Trading S.A. and Aracruz Trading Hungary Ltd.

For its part, Aracruz Celulose S.A. (Parent Company) agreed to produce, sell and deliver pulp to Aracruz Trading S.A. and to Aracruz Trading Hungary Ltd. in sufficient amounts to ensure that

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements

for the Years ended December 31, 2005 and 2004

Expressed in thousands of Reais (except as indicated otherwise)

the resulting receivables sold to the SPE are enough to satisfy the programmed payments of principal and interest of the notes payable.

The table below summarizes the terms and conditions of the three tranches under the securitization programs:

				Outstanding balance
	Original credit	Annual		December 31
Issue	US$ Thousands	Interest rate	Final due date	2005	2004

February 2002	250,000	5.984	February 2009	370,907	556,110
August 2003	400,000	7.048	September 2011	885,065	1,067,788
May 2004	175,000	6.361	May 2012	409,623	46,901

	825,000			1,665,595	2,090,799

As disclosed in Note 21 (d), Aracruz has provided collateral and guarantees in relation to these issues.

14	Financial Instruments (CVM Instruction number 235/95)

(a)	Risk management

Aracruz and its subsidiaries/ jointly-controlled company operate internationally and are exposed to market risks from changes in foreign exchange rates and interest rates. The exposure of the Company to liabilities denominated in U.S. Dollars does not represent risk from an economic and financial point of view, given that exchange variances arising from the future settlement in local currency of foreign currency denominated liabilities are offset by exchange variances in the opposite direction arising from operating income, as almost all sales are exported.

Further in terms of protection of export operations, derivative financial instruments also are used by Company’s management to mitigate the exchange and interest risks, the position of which as of December 31, 2005 is represented by 10 thousand future dollar contracts through the Brazilian Futures Market (BM&F), with notional value of R$ 1,170 million (US$ 500 million).

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements

for the Years ended December 31, 2005 and 2004

Expressed in thousands of Reais (except as indicated otherwise)

(b)	Balance Sheet (Consolidated) Classified by Currency/Index

	2005
	U.S. Dollar	Other currencies	Local indices	Un-indexed	Total
Assets
Current assets	639,799	6,761	1,220,941	791,919	2,659,420
Long-term assets	6,746		5,302	291,215	303,263
Permanent assets				6,416,052	6,416,052
Total	646,545	6,761	1,226,243	7,499,186	9,378,735

Liabilities and stockholders’ equity
Current liabilities	653,365	25,001	147,114	510,746	1,336,226
Long-term liabilities and minority interest	2,081,286	294,741	882,235	633,677	3,891,939
Stockholders’ equity				4,150,570	4,150,570
Total	2,734,651	319,742	1,029,349	5,294,993	9,378,735

	2004
	U.S. Dollar	Other currencies	Local indices	Un-indexed	Total
Assets
Current assets	609,181		1,110,632	573,875	2,293,688
Long-term assets	15,458		4,280	223,163	242,901
Permanent assets				6,337,648	6,337,648
Total	624,639		1,114,912	7,134,686	8,874,237

Liabilities and stockholders’ equity
Current liabilities	306,859	26,260	159,595	497,122	989,836
Long-term liabilities and minority interest	3,016,681	195,277	715,430	516,953	4,444,341
Stockholders’ equity				3,440,060	3,440,060
Total	3,323,540	221,537	875,025	4,454,135	8,874,237

(c)	Market value

The estimated market values were determined using available market information and other appropriate valuation methodologies. Accordingly, the estimates presented herein are not necessarily indicative of amounts that the Company could realize in the market. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated market value amounts.

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements

for the Years ended December 31, 2005 and 2004

Expressed in thousands of Reais (except as indicated otherwise)

The estimated market values of the Company’s financial instruments as of December 31, 2005 can be summarized as follows:

	Parent Company		Consolidated

	Book	Market	Book	Market
Assets
Cash and cash equivalents	406	406	50,809	50,809
Marketable securities			29,374	29,374
Short- and long-term investments	989,971	989,971	1,220,941	1,220,941

Liabilities
Short- and long-term financings (including interest)	1,373,792	1,373,792	3,980,463	4,017,760

Market values of financial assets and short and long-term financing, were determined by using current interest rates for operations with similar terms, conditions and maturities.

15	Stockholders’ Equity

(a)	Capital and reserves

As of December 31, 2005 and 2004, the authorized capital is of R$ 2,450,000 and the subscribed and paid-in capital is of R$ 1,854,507, represented by 1,032,554 thousand register shares, without par value, comprising 455,391 thousand common shares, 38,022 thousand Class A preferred shares and 539,141 thousand Class B preferred shares. The Class A stock may be converted into Class B stock at any time. Shares of capital stock issued by Aracruz are held in custody at Banco Itaú S.A.

The market values of the ordinary and preferential Class A and Class B shares, based on the last quotation prior to the closing date for the year, were R$ 7.50, R$ 8.21 and R$ 9.30 per share, respectively.

In accordance with the Company’s By-laws, preferred shares do not vest voting rights, but have priority on return of capital in the event of liquidation of the Company. The preferred shares are entitled to a dividend that is 10% higher than that attributed to each common share, albeit without priority in terms of receiving same. Without prejudice to such right, the Class A preferred shares are assured priority in receiving a minimum annual dividend of 6% of their share of the capital stock.

As part of the proposal for appropriation of income for the year ended December 31, 2005, earnings are to be retained in the amount of R$ 647,957, to be recorded under

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements

for the Years ended December 31, 2005 and 2004

Expressed in thousands of Reais (except as indicated otherwise)

the Investment Reserve. This reserve is intended to cover Company investment plans, which will be considered by the Stockholders at their annual Ordinary General Assembly in April, 2006.

(b)	Dividends and interest on stockholders’ equity

The Company’s By-laws entitles the stockholders to a minimum annual dividend equivalent to 25% of the Parent Company’s net income, adjusted by any increases or decreases in the reserves, as defined in corporate legislation.

As permitted by Law No. 9.249, of December 26, 1995, the Company opted, during 2005 and 2004, to pay interest on stockholders’ equity to the shareholders. This is calculated on the reported shareholders equity and is limited to the daily variation of Long-Term Interest Rate - TJLP, and amounted to R$ 320,700 (including withholding income tax in the amount of R$ 42,603) in 2005 and R$ 258,500 (including withholding income tax in the amount of R$ 39,427) in 2004.

Based on the Company’s capacity for operational generation of cash, management is proposing to the General Assembly of Shareholders distribution of dividends for the year 2005 in the amount of R$ 150,000, equivalent to R$ 151.63 per lot of one thousand Class A and B preferred shares and R$ 137.85 per lot of one thousand common shares. The basis for calculating these dividends can be shown as follows:

	2005	2004

Parent Company’s net income for the year	1,177,534	1,045,342
Appropriation to legal reserve	(58,877)	(52,267)

Adjusted net income	1,118,657	993,075
Minimum percentage	25%	25%

Minimum annual dividend	279,664	248,269

Interest on shareholders’ capital, net of withholding income tax / proposed dividends	428,097	369,073
Withholding income tax	42,603	39,427

Interest on shareholder’s capital / proposed dividends	470,700	408,500

(c)	Treasury Stocks

In a meeting held June 3, 2005, the Council of Administration of Aracruz, in accordance with the item XIV of Article 16 of the Company’s By-laws and with items 1 and 8 of CVM Instruction number 10, of February 14, 1980, authorized the management to purchase treasury stock issued by the Company to the limit 15,000,000 Class A and Class B

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements

for the Years ended December 31, 2005 and 2004

Expressed in thousands of Reais (except as indicated otherwise)

preferred shares. The Company intends to cancel treasury stock subsequently, without reduction of the capital stock subscribed.

As of December 31, 2005, the Company held 483 thousand ordinary shares and 1,378 thousand Class B preferred shares in treasury stock, for which the market value was R$ 7.50 and R$ 9.30, respectively, per lot of one thousand shares.

16	Employee post-retirement benefit plans

ARUS (Aracruz Social Security Pension Fund) is a private pension fund, which operates in the form of a multisponsor fund, on a non-profit basis. In September 1998, the previously existing pension plan was substituted by a defined contribution system for retirement (Arus Retirement Plan).

The Company sponsors ARUS and, during 2005, its total contribution was approximately R$ 5,340 (R$ 4,950 in 2004).

Should the sponsor withdraw from the Retirement Plan, the sponsor’s commitment made under CPC resolution number 06/88, is totally covered by the assets of the Defined Contribution Plan.

17	Insurance Coverage

In view of the nature of its activities, the Company has adopted the policy of contracting insurance to meet its requirements, taking into account the classic differences in risks (manufacturing plant, forests and port). Based on systematic risk analyses, together with modern insurance techniques, the Company purchases insurance coverage in accordance with the maximum possible loss concept, which corresponds to the maximum amount subject to destruction in a single event.

As of December 31, 2005, the Company’s assets were insured against losses for a total amount of approximately US$ 500,000, corresponding to the maximum limit of compensation per event.

18	Contingencies

The juridical situation of Aracruz Celulose S.A. and subsidiaries, jointly-controlled and affiliated companies includes labor, civil and tax suits. Based on the representation of external legal attorneys, Management understands that the appropriate directions and judicial steps made in each situation are enough to preserve the stockholders’ equity of the Parent Company, without additional provisions for loss on contingencies besides the amount recorded as of December 31, 2005.

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements

for the Years ended December 31, 2005 and 2004

Expressed in thousands of Reais (except as indicated otherwise)

(a)	Labor claims

The most significant labor claims are in respect of inflation indexes and wage adjustments affected by government economic plans.

In a suit claiming additional compensation for alleged hazardous conditions at the plant, the Labor Court of the municipal county of Aracruz has agreed to part of the claims of the employees, as represented by their Labor Union. The Company has appealed the decision.

As of December 31, 2005, the Parent Company maintained provisions in the approximate amounts of R$ 37,175, to cover possible unfavorable decisions, as well as judicial deposits in the amount of R$ 15,819 (consolidated approximately R$ 39,075 of provisions for contingencies and R$ 21,224 of judicial deposits). Additionally, the Company is answering to labor actions, in the amount of R$ 16,000, which the legal attorney’s opinion of loss is considered possible. For this reason, no provision has been set up to cover any unfavorable decisions regarding these suits.

(b)	National Institute for Social Security - INSS

In March 1997, the Company received assessments by the National Institute of Social Security - INSS relating principally to accommodation allowances. The inspectors took the view that symbolic rentals were charged to employees with the objective of reducing salary costs, thus constituting indirect salary benefits (remuneration in kind) and, consequently, resulted in underpayment of social security contributions on the salaries in kind. The Company filed a defense requesting the cancellation of such assessments, which amount to approximately R$ 16,000.

As of December 31, 2005, the Company’s judicial deposits amounted to approximately R$ 17,000; however, based on the advice of its legal counsel, indicating the possibility of a favorable judgment in this case, no provision has been established for any unfavorable decisions.

(c)	PIS/COFINS

The Company filed an injunction against the changes in the bases for calculation of PIS and COFINS, as well as against the increase in the COFINS rate, imposed by Law number 9.718/98, as it disagrees with the legal basis for these increased taxes. A decision, favorable to the Company, was issued on April 5, 1999. Due to unfavorable court decisions to other taxpayers in similar lawsuits, on August 29, 2003, the Company decided to withdraw part of claims filed, and chose to adhere to the PAES program – special payment in installments of $ 56,241 – created by Law number 10.684/2003, and maintained only the claims regarding exchange differences. The remaining amount in dispute, related to the period of February 1999 to September 2003, amounts to approximately R$ 148,680, already adjusted to current price levels based on Brazil’s base rate (SELIC), which is appropriately reflected in the financial statements under provision for contingencies under long-term liabilities.

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements

for the Years ended December 31, 2005 and 2004

Expressed in thousands of Reais (except as indicated otherwise)

(d)	Social Contribution on Net Income – Non-incidence on export revenues

In September 2002, the Company obtained a Court order that gave it the right not to pay Social Contribution on profits generated by export sales from January 2002, as well as the right to recognize the amounts of tax credits previously offset in this regard, adjusted by Brazil’s base rate (SELIC), in the amount of R$ 174,261, for which it maintains a provision booked under long-term liabilities.

(e)	Income Tax - Deductibility of Social Contribution from the taxable income

On June 29, 2005, the Company received a tax assessment notice relating to the deductibility of the social contribution in the calculation of income tax for 2000 and 2001. The existing provision was increased by R$ 3.6 million, resulting in a final provision of R$ 38 million.

In July 2005, in view of the positioning of the jurisprudence, the Company decided to pay over the amount in litigation value, while first recalculating the taxable income and recomputing a revised amount for the claim, totaling R$ 24.4 million. Nevertheless, the Company still kept the lawsuit, in which the suspension of the tax liability has not yet been granted.

(f)	Income tax and social contribution – offsetting of tax losses

On June 29, 2005, the Company received a tax assessment notice related to the offsetting of tax losses for 2000 and 2001, as well as relating to the use of tax losses in the computation of 2000 tacable income, which had been generated during the period in the Company was under the BEFIEX tax benefit program. The provision set up as of December 31, 2005, amounts to R$ 107.4 million.

The Company has obtained a judicial decision suspending the liability to taxes resulting from the the full use of tax credits arising from tax losses and negative basis of social contribution to reduce taxable income.

(g)	Other

Based on the opinion of its legal attorneys, the Company maintains a provision for fiscal contingencies in the total approximate amount of R$ 33,000 (R$ 38,000 Consolidated) relating to tax and civil cases involving Subsidiaries and jointly-controlled subsidiary. For those contingencies, the Company also maintains judicial deposits of approximately R$ 14,000 (Consolidated R$ 19,000).

19	Tax incentives - ADENE

Since Aracruz is located within the geographic area of ADENE (Agency for the Development of the Northeast) and Decree No. 4213 of April 16, 2002 recognized the pulp and paper sector as a priority in the development of the region, the Company claimed and was granted the right by the Federal Revenue Service (SRF) in December of 2002 the right to benefit from reductions in corporate income tax and non-refundable surcharges on adjusted operating profits for plants A and

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements

for the Years ended December 31, 2005 and 2004

Expressed in thousands of Reais (except as indicated otherwise)

B (period from 2003 to 2013) and plant C (period from 2003 to 2012), following due approval by ADENE.

On January 9, 2004, the Company received Official Letter 1.406/03 from the executor of the extinct Northeast Development Superintendency – SUDENE, the predecessor of ADENE, informaing that “acceding to the reexamination by the Legal Consultant for the Ministry of Integration of the concession area elegible for the referred benefit” it had deemed null the right to enjoy the previously conceded benefit and that it would revoke it.

During 2004, ADENE issued several notifications with the objective of annulling the related tax benefits. These acts were reiteratedly challenged or resisted by the Company and the latest such act, Decree number 159/05 was issued on December 29, 2004.

During 2005, the following actions occurred in relation to ADENE:

On January 3, 2005, the Company filed an appeal to ADENE, the maintenance of the tax benefit. The Executive Board of Directors of ADENE, through Official Letter No. 150/2005 of February 18, 2005, decided not to Grant the Company’s appeal.. On the same date that it filed its appeal with ADENE, the Company adopted a conservative posture and decided that as from January 2005 it would no longer use the tax benefit, based on its adjusted operating profit, as had been done in prior years.

On February 28, 2005, in connection with the annulling acts issued by ADENE in 2004, the Company received notifications from the local branch of the tax authorities (SRF) requiring Aracruz to present documents, accounting records and explanations for fiscal years 2002 to 2004, retroactive to the start of the tax benefits, as a result of the annulation of ADENE’s approval of the benefits.

•	In March of 2005, Aracruz formally requested the cancellation of the tax inquiry of February 28, 2005 as well as a 60-day postponement of such tax inquiry requirements.

•

In May 2005, the Company went to court to file a new suit, petitioning for a provisional measure to confirm the validity of the original benefit granted by ADENE. In August 2005, the Federal Regional Court (5th Region) granted Aracruz’s petition for early relief and appeals filed by ADENE and the Federal Government against this decision are presently awaiting judgment.

•

Nonetheless, ADENE has filed a suit to obtain a court order suspending the preliminary injunctions granted to companies whose benefits have been revoked, including Aracruz. In a personal decision, the Presiding Judge of the 5th Federal Regional Court (5th Region) handed down a court order suspending the effects of such injunctions, thus affecting the early relief that had been granted to the Company. Aracruz appealed the latter decision in November 2005 and is presently awaiting the outcome of this appeal.

•	Parallel to the series of lawsuits in progress, the Government’s Accounting Tribunal (TCU), in its own administrative proceedings, required both ADENE and the SRF to

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements

for the Years ended December 31, 2005 and 2004

Expressed in thousands of Reais (except as indicated otherwise)

cancel the tax benefits to companies located south of the Doce River in the State of Espírito Santo. In November 2005, the Company appealed this decision and is awaiting judgment on this further appeal in the administrative sphere.

•

In December 2005, the Company received an Assessment Notice drawn up by the SRF in which the latter government agency required repayment to the public coffers of the amounts of the tax incentives obtained so far, plus interest, albeit without imposition of any fines, for a total amount of R$ 211 million. The Company intends to file a challenge against this assessment too, on a timely basis.

Company Management, in conjunction with its legal counsel, believes that the decision to cancel the ADENE tax benefits in December 2005 is incorrect, both with respect to the benefits used and in relation to future periods. Both Management and its legal counsel believe that the chances of success are to be ranked as possible. In this sense, Aracruz believes that the cited cancellation will not affect the benefits accrued through the end of the previous period (R$ 142,858 as of December 31, 2004, recorded under Capital Reserves). Therefore, no provision has been set up in relation to the tax benefits recognized through December 31, 2004 in the financial statements as of December 31, 2005.

20	Reconciliation of Shareholders’ Equity and Results of Operations – Parent Company and Consolidated

	December 31,
	2005	2004
Stockholders’ Equity

Stockholders’ Equity – Parent Company	4,216,178	3,490,828

Unrealized profits	(117,357)	(96,211)
Unrealized shipping expenses	17,951	19,290
Income tax and social contribution on unrealized profits	33,798	26,153

Stockholders’ Equity – Consolidated	4,150,570	3,440,060

Results of Operations for the Year

Net Income for the year – Parent Company	1,177,534	1,045,342

Unrealized profits	(21,146)	32,092
Unrealized shipping expenses	(1,339)	2,991
Income Tax and social contribution on unrealized profits	7,645	(11,928)

Results of Operations for the Year - Consolidated	1,162,694	1,068,497

21	Commitments

(a)	Supply of chemical products

Long-term contracts have been entered into between Aracruz and Canadianoxy Chemicals Holdings Ltd., in December, 1999 and May, 2002, for supply of chemical products to Aracruz,

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements

for the Years ended December 31, 2005 and 2004

Expressed in thousands of Reais (except as indicated otherwise)

under which the Company pledged to acquire volumes of chemical products conservatively projected for a period of 6 years as from the dates the contracts were signed. These contracts include clauses for their suspension and cancellation in line with market practices (e.g. Force Majeure), as well as performance incentives clauses, such as sharing of productivity gains, preferred customer pricing and take-or-pay terms, in which the Parent Company assumes an obligation to acquire volumes of chemical products which are conservatively projected for six years beginning as of the date of the contract. Any balances of purchases that exceed quantities used in one year’s production will be offset against purchases in following years.

(b)	Wood supply

The Company entered into a loan agreement with Suzano Bahia Sul S.A. to obtain a loan of 1,900 thousand m³ of eucalyptus wood, which were received by June 2005 and for which a provision in the amount of R$ 18,018 was set up, based on the current costs of forest cultivation. The agreement establishes that the equivalent volume must be returned in similar operating conditions between 2006 and 2008.

(c)	Indigenous Communities - Terms of conduct

In the first semester of 1998, the “Terms of Conduct” Agreement was signed, under which Society and the Associations of Indigenous Communities both [in accordance with paragraph 6 of Article 5 of Law number 7.347/85, in which the Indian communities] recognized as legitimate the Ministry of Justice Rulings numbers 193, 194 and 195, all of March 6, 1998, which established the expansion of indigenous reserves by 2,571 hectares of land belonging to the Company. In addition, the Company also committed to provide financial assistance to the Associations of Indigenous Communities in social, agricultural, educational, housing and health projects, up to an amount of approximately R$ 13.5 million (historical amount), restated monthly based on the variation of the higher of the IGP-M or IPC indexes, or their substitutes. The total of this financial assistance is to be paid over a period of 20 years, conditioned on the Associations of Indigenous Communities complying with certain clauses and terms of the Agreement.

Despite the fact that the Terms of Conduct were in force, during the year 2005 members of the Associations of Indigenous Communities invaded forestry areas and the industrial premises of the Company. Although the Company had obtained court injuctions for reinstatement of its possession of the invaded areas, through the end of the year certain indigenous persons still occupied approximately 11,000 hectares of land to which the Company is legally entitled. In May 2005, since the invasion represented the breach of the Terms of Conduct by the Associations of Indigenous Communities, the Company - after having notified the said Associations themselves, the National Indian Foundation - FUNAI and the Federal Public Prosecutor - suspended all commitments towards the Associations of Indigenous Communities under the Terms of Conduct Agreement.

While the Terms of Conduct Agreement was being honored, the Company had donated R$ 9,597 to the Associations of the Indian Communities through December 31, 2005, in keeping with the Agreement.

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements

for the Years ended December 31, 2005 and 2004

Expressed in thousands of Reais (except as indicated otherwise)

(d)	Guarantees

As of December 31, 2005, there are collateral signatures and other such guarantees granted to other subsidiaries and jointly-controlled subsidiaries, relating to third party loans and legal challenges filed by these companies, are represented as follows:

Aracruz Trading Hungary Ltd.	1,665,595
Veracel Celulose S.A.	919,645
Total	2,585,240

22	Sales by geographic area

The Company’s exports, classified by geographic area, can be shown as follows:

	December 31
	Parent Company		Consolidated
	2005	2004	2005	2004

North America	775,970	898,854	1,321,955	1,340,349
Europe	879,127	1,017,566	1,553,432	1,538,715
Asia	395,911	543,584	612,506	720,660
Other continents	38,409	50,287	145,092	73,246

Total	2,089,417	2,510,291	3,632,985	3,672,970

Geographical areas are determined based on the location of the Company’s customers.

Aracruz Celulose S.A. and Subsidiaries

Supplementary Information

for the Years ended December 31, 2005 and 2004

Expressed in thousands of Reais

1	Statement of Cash Flows

	Parent Company		Consolidated

	2005	2004	2005	2004
Operating activities

Net income for the year	1,177,534	1,045,342	1,162,694	1,068,497
Adjustments to reconcile net income with cash flow provided by operating activities:
Depreciation, amortization and depletion	509,789	440,631	571,683	464,765
Equity in results of subsidiaries	(666,084)	(507,761)	3,246	73
Deferred income tax and social contribution	(40,051)	35,220	(64,502)	47,826
Monetary and exchange variations	(346,342)	(233,225)	(308,875)	(248,273)
Fiscal incentives – ADENE	19,352	41,927	19,352	41,927
Provision for contingencies, net	158,940	118,729	162,828	104,665
Provision (reversion) for losses in tax credits	(66,986)	66,725	(62,803)	66,725
Realization of goodwill	5,188	6,932	5,188	6,932
Residual value of fixed assets disposed off	1,459	(12,812)	2,231	(12,838)

Decrease (increase) in assets
Debt securities	(111,886)	(116,697)	(108,088)	(116,697)
Dividends received from subsidiaries	56,261	567,701
Accounts receivable	37,133	96,740	(194,121)	15,548
Inventories	(30,384)	(17,641)	(124,971)	7,614
Recoverable taxes	(31,750)	(143,892)	(57,555)	(133,700)
Others	(6,958)	(11,643)	(7,330)	(13,037)

Increase (decrease) in liabilities
Suppliers	(25,964)	(79,056)	(29,496)	(48,786)
Loans from related parties (including interest)	108,275	195,409
Interest on loans and financings	(2,134)	2,513	(231)	11,438
Income tax and social contribution	(49,193)	48,222	(62,459)	30,822
Provisions for litigation and contingencies	(4,351)	(24,694)	(4,353)	(24,694)
Others	296	4,037	13,940	(1,289)

Cash provided by operating activities	692,144	1,522,707	916,378	1,267,518

	Parent Company		Consolidated

	2005	2004	2005	2004
Investing activities

Short- and long-term investments	214,767	(155,172)	(20,000)	(155,172)
Permanent assets:
Investments	(165,038)	(201,016)
Fixed assets	(348,974)	(274,968)	(656,984)	(1,150,016)
Deferred charges			(1,005)	(1,388)
Capital increase at affiliated company			(4,905)
Sale of fixed assets	1,934	51,952	2,152	52,005

Cash used in investing activities	(297,311)	(579,204)	(680,742)	(1,254,571)

Financing activities
Loans and financings:
Additions	1,416,796	2,060,786	1,809,323	3,157,904
Payments	(1,478,237)	(2,403,938)	(1,778,677)	(2,661,963)
Treasury stock	(836)		(836)
Dividends / interest on shareholders’ equity	(344,031)	(592,279)	(344,031)	(592,279)

Cash used in financing activities	(406,308)	(935,431)	(314,221)	(96,338)

Effects of exchange variation on cash and cash equivalents			(16,356)	10,028

Net increase (decrease) in cash and cash equivalents	(11,475)	8,072	(94,941)	(73,363)

Cash and cash equivalents, beginning of year	11,881	3,809	175,124	248,487

Cash and cash equivalents, end of year	406	11,881	80,183	175,124

2	Statement of value added

	Company

	2005	%	2004	%

Income	2,233,715		2,697,960

Inputs acquired from third parties	(1,033,395)		(1,342,781)

Gross value added	1,200,320		1,355,179

Retentions
Depreciation, amortization and depletion	(509,789)		(440,631)

Net value added generated	690,531		914,548

Transfers received
Financial income – including monetary and exchange variations	273,750		117,024
Equity in results of subsidiaries	666,084		507,761

	939,834		624,785

Amount of value added available for distribution	1,630,365	100	1,539,333	100

Distribution of value added

Government and community
Taxes and contributions	294,620	18	257,535	17
Support, sponsorships and donations	9,011	1	14,879	1
	303,631	19	272,414	18

Employees	198,422	12	177,896	12

Interest on third party capital
Financial expenses (revenues)	(49,222)	(3)	43,681	3

Remuneration of own capital (dividends and interest on shareholders’ capital)	470,700	29	408,500	27

Income withheld	706,834	43	636,842	40

Total distributed and withheld	1,630,365	100	1,539,333	100

	Consolidated

	2005	%	2004	%

Income	3,351,524		3,441,295

Inputs acquired from third parties	(1,320,220)		(1,502,808)

Gross value added	2,031,304		1,938,487

Retentions
Depreciation, amortization and depletion	(571,683)		(464,765)

Net value added generated	1,459,621		1,473,722

Transfers received
Financial income – including monetary and exchange variations	235,547		146,682
Equity in results of subsidiaries	(3,245)		(73)

	232,302		146,609

Amount of value added available for distribution	1,691,923	100	1,620,331	100

Distribution of value added

Government and community
Taxes and contributions	314,884	19	288,843	18
Support, sponsorships and donations	12,292		14,945	1
	327,176	19	303,788	19

Employees	251,253	15	195,561	12

Interest on third party capital
Financial expenses (revenues)	(49,201)	(3)	52,485	3

Remuneration of own capital (dividends and interest on shareholders’ capital)	470,700	28	408,500	25

Income withheld	691,995	41	659,997	41

Total distributed and withheld	1,691,923	100	1,620,331	100

* * * * *